EXHIBIT 99-1

2020 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS          1

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., and shall include its independent operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three-month period and year ended December 31, 2020 with the corresponding three-month period and year ended December 31, 2019 and it reviews the Company’s financial position as of December 31, 2020. It also includes a discussion of the Company’s affairs up to February 18, 2021, which is the date of this MD&A. The MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2020.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. The presentation currency of the Company was changed from Canadian dollars to United States dollars (U.S. dollars) effective December 31, 2020, as such all amounts are in U.S. dollars, and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s audited consolidated financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on February 18, 2021. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedar.com, or through the EDGAR system at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as ”may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

2020 Annual Report

2	MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31			Years ended December 31
	2020	2019*	2018*	2020	2019*	2018*
Revenue before fuel surcharge	1,048,147	883,717	880,947	3,484,303	3,477,576	3,480,214
Fuel surcharge	73,859	105,315	120,711	296,831	425,969	474,543
Total revenue	1,122,006	989,032	1,001,658	3,781,134	3,903,545	3,954,757
Adjusted EBITDA[1]	193,538	163,397	137,279	699,589	649,021	529,163
Operating income from continuing operations	117,122	92,784	78,824	416,567	382,868	332,020
Net income	86,328	56,680	58,450	275,675	233,677	224,820
Net income from continuing operations	86,328	57,955	58,450	275,675	244,225	224,820
Adjusted net income[1]	93,357	60,085	65,656	299,763	253,583	247,548
Net cash from continuing operating activities	164,928	133,262	131,743	610,862	500,496	414,993
Free cash flow from continuing operations[1]	134,715	78,053	78,821	544,644	347,698	259,054
Total assets	3,849,364	3,508,820	2,968,744	3,849,364	3,508,820	2,968,744
Total long-term debt and lease liabilities	1,228,530	1,698,898	1,161,430	1,228,530	1,698,898	1,161,430
Per share data
EPS – diluted	0.91	0.68	0.65	3.03	2.74	2.48
EPS from continuing operations – diluted	0.91	0.70	0.65	3.03	2.86	2.48
Adjusted EPS – diluted[1]	0.98	0.72	0.73	3.30	2.97	2.73
Dividends	0.23	0.20	0.18	0.80	0.74	0.67
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	18.5%	18.5%	15.5%	20.1%	18.7%	15.2%
Depreciation of property and equipment	4.2%	5.1%	4.5%	4.9%	4.9%	4.4%
Depreciation of right-of-use assets	2.1%	2.2%	—	2.3%	2.2%	—
Amortization of intangible assets	1.3%	1.4%	1.3%	1.4%	1.4%	1.4%
Operating margin from continuing operations [1]	11.2%	10.5%	8.9%	12.0%	11.0%	9.5%
Adjusted operating ratio[1]	89.1%	90.2%	90.3%	88.5%	89.8%	90.6%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Q4 Highlights

•	Change of presentation currency to U.S. dollars effective on December 31, 2020.
•

Fourth quarter operating income from continuing operations of $117.1 million increased 26% from the same quarter last year on continued strengthening transportation demand following the COVID-19 trough, cost reductions enacted in response to the pandemic, strong execution across the organization, an asset-light approach, and cost efficiencies.

•	Operating margin from continuing operations[1], a non-IFRS measure, increased to 11.2%, up 70 basis points relative to Q4 2019.
•	Net income from continuing operations of $86.3 million increased 49% compared to $58.0 million in Q4 2019.
•	Diluted earnings per share (diluted “EPS”) from continuing operations of $0.91 increased from $0.70 in Q4 2019.

[1]	Refer to the section “Non-IFRS financial measures”.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          3

•	Adjusted net income[1], a non-IFRS measure, of $93.4 million increased from $60.1 million in Q4 2019.
•	Adjusted diluted EPS[1], a non-IFRS measure, of $0.98 increased from $0.72 in Q4 2019.
•	Net cash from continuing operating activities of $164.9 million increased from $133.3 million in Q4 2019.
•	Free cash flow from continuing operations[1], a non-IFRS measure, of $134.7 million increased from $78.1 million in Q4 2019.
•	The Company’s reportable segments performed as follows:
o	Package and Courier operating income increased 30% to $29.4 million;
o	Less-Than-Truckload operating income increased 27% to $24.5 million;
o	Truckload operating income increased 15% to $53.6 million; and
o	Logistics operating income increased 86% to $26.5 million.
•	On December 15, 2020, the Board of Directors of TFI declared a quarterly dividend of $0.23 (CAD $0.29), a 14% increase over the $0.20 (CAD $0.26) dividend in Q4 2019.
•

During the quarter, TFI International acquired the dry bulk business of Grammer Logistics, selected assets of Desrosiers Transport, FreightLine Carrier Systems, Excel Transportation, and DLS Worldwide (renamed “TForce Worldwide”). Subsequent to quarter end, TFI agreed to acquire UPS Freight from United Parcel Service, Inc. (NYSE: UPS) with the transaction expected to close during Q2 2021, and acquired Fleetway Transport Inc.

•	Subsequent to the quarter, TFI International completed its previously announced issuance and sale of an aggregate principal amount of $500 million of senior notes.
ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter generally the weakest. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at December 31, 2020 the Company had 16,753 employees in TFI International’s various business segments across North America. This compares to 17,150 employees as at December 31, 2019. The year-over-year decrease of 397 is attributable to business acquisitions that added 1,329 employees offset by rationalizations affecting 1,726 employees mainly in the Less-Than-Truckload (“LTL”) and Truckload segments. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good

[1]	Refer to the section “Non-IFRS financial measures”.

2020 Annual Report

4	MANAGEMENT’S DISCUSSION AND ANALYSIS

Equipment

The Company believes it has the largest trucking fleet in Canada and a significant presence in the U.S. market. As at December 31, 2020, the Company had 7,867 tractors, 25,520 trailers and 9,901 independent contractors. This compares to 7,772 tractors, 25,505 trailers and 9,826 independent contractors as at December 31, 2019.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at December 31, 2020, the Company had 366 facilities, as compared to 380 facilities as at December 31, 2019. Of these, 235 are located in Canada, including 151 and 84 in Eastern and Western Canada, respectively. The Company also had 119 facilities in the United States and 12 facilities in Mexico. In the last twelve months, 45 facilities were added from business acquisitions, and terminal consolidation decreased the total number of facilities by 59, mainly in the Logistics segment. In Q4 2020, the Company closed 11 sites.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry (59% of total revenue)
Retail	25%
Manufactured Goods	16%
Building Materials	8%
Metals & Mining	8%
Services	8%
Automotive	7%
Food & Beverage	7%
Forest Products	5%
Chemicals & Explosives	5%
Energy	3%
Waste Management	2%
Maritime Containers	1%
Others	5%

(For the year ended December 31, 2020)

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented results” section.

2020 business acquisitions

In line with its growth strategy, the Company has acquired thirteen businesses during 2020: the Courier Service business from R.R. Donnelley & Sons Company (“CSB”), Gusgo Transport (“Gusgo”), select assets of CT Transportation, LLC (“CT”), select assets of MCT Transportation, LLC (“MCT”), DSN Chemical Transportation (“DSN”), Keith Hall & Sons (“KHS”), substantially all the assets of CCC Transportation (“CCC”), selected assets of TBM Logistics Ltd. (“TBM”), selected assets of Desrosiers Transport (“Desrosiers”), the dry bulk business of Grammer Logistics (“Grammer”), FreightLine Carrier Systems (“FreightLine”), DLS Worldwide (“DLS”) renamed “TForce Worldwide”, and Excel Transportation (“Excel”).

On March 2, 2020, TFI International completed the acquisition of CSB. CSB operates primarily in the Midwest and Southeast U.S. serving the pharmaceutical, healthcare, retail, financial and transportation industries.

On June 18, 2020, TFI International completed the acquisition of Gusgo. Based in Ontario, Gusgo operates as a customs-bonded carrier of dry and temperature-controlled commodities in an approximately 500-mile radius around the Greater Toronto Area.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          5

On June 26, 2020, TFI International completed the acquisition of CT. Based in Georgia, CT specializes in flatbed transportation for major building product manufacturers and home improvement distributors throughout the Southeast and Mid-Atlantic regions of the United States.

On June 26, 2020, TFI International completed the acquisition of MCT. Based in South Dakota, MCT provides transportation for major companies in the packaged food, agriculture, medical and automotive industries, primarily throughout the Southeast and Mid-West regions of the United States.

On July 16, 2020, TFI International completed the acquisition of DSN. Based in Ontario, DSN provides 3PL transborder services for chemical transportation and warehousing for major companies.

On July 31, 2020, TFI International completed the acquisition of KHS. Based in Ontario, KHS provides food grade transporting services, hauling liquid, dry foods, and general freight across North America.

On September 9, 2020, TFI International completed the acquisition of CCC. Based in Florida, CCC operates as a truckload carrier offering cement hauling services primarily in the Southeast region of the United States.

On September 18, 2020, TFI International completed the acquisition of TBM. Based in Alberta, TBM provides bulk transportation in Western Canada and the Pacific Northwest region of the United States.

On October 1, 2020, TFI International completed the acquisition Desrosiers. Based in Ontario, Desrosiers provides bulk transportation across lower Ontario.

On October 5, 2020, TFI International completed the acquisition of Grammer. Based in North Carolina, Grammer focuses on the transportation of commodities including cement and cementitious materials, sand, fly ash, salt, and lime throughout the southeast United States.

On October 31, 2020, TFI International completed the acquisition of FreightLine. Based in Ontario, FreightLine provides cross border logistics services.

On November 2, 2020, TFI International completed the acquisition of DLS. Based in Illinois, DLS provides logistics services through a third-party logistics (“3PL”) network of internal sales personnel, commissioned sales agents, and agent-stations.

On November 29, 2020, TFI International completed the acquisition of Excel. Based in Ontario, Excel provides Less-Than-Truckload services across Canada.

Revenue

For the three months ended December 31, 2020, total revenue was $1,122.0 million, up 13%, or $133.0 million, from Q4 2019. The contribution from business acquisitions of $147.8 million and from an increase in revenue before fuel surcharge of $19.4 million in existing operations was offset by a decrease in fuel surcharge revenue of $34.3 million. The average exchange rate used to convert TFI International’s revenue generated in CAD dollars increased this quarter (US$0.7667) compared to the same quarter last year (US$0.7576) resulting in a negative currency impact of $7.0 million.

For the year ended December 31, 2020, total revenue was $3.8 billion, down 3%, or $122.4 million, as compared to $3.9 billion in 2019 mainly due to the decreases in fuel surcharge revenue of $138.6 million and revenue before fuel surcharge of $283.3 million, both in existing operations, offset by a contribution from business acquisitions of $299.5 million and positive currency impact of $25.1 million.

Operating expenses from continuing operations

For the three months ended December 31, 2020, the Company’s operating expenses from continuing operations increased by $108.7 million, to $1,004.9 million from $896.2 million in Q4 2019. The increase attributable to business acquisitions of $141.2 million was partially offset by a net decrease of $32.6 million, or 4%, in existing operating expenses. Operating improvements, better fleet utilization, lower material and services expenses and lower personnel expenses contributed to maintaining the operating expenses in the Company’s existing operations below the Q4 2019 level as a percentage of total revenue.

For the three months ended December 31, 2020, material and services expenses, net of fuel surcharge, increased by 4.0 percentage points of revenue before fuel surcharge compared to the same period last year due mainly due to business acquisitions which accounted for 2.9 percentage points of the increase.

2020 Annual Report

6	MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended December 31, 2020, personnel expense increased 1% to $245.4 million from $244.2 million in Q4 2019. The increase includes a mark-to-market loss on DSUs of $3.2 million net of Canadian Emergency Wage Subsidy of $6.3 million.

Other operating expenses, which are primarily composed of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, decreased 0.2 percentage points of revenue before fuel surcharge compared to the same period last year.

For the three-month period ended December 31, 2020, the gain on sale of assets held for sale was $2.2 million, compared to $6.4 million in Q4 2019. Seven properties were disposed of for a cash consideration of $6.1 million.

For the year ended December 31, 2020, the Company’s operating expenses from continuing operations decreased by $156.1 million from $3.5 billion in 2019 to $3.4 billion in 2020. The decrease is mainly attributable to a decrease of $291.9 million of materials and service expense and $134.1 million of personnel expenses, both from existing operations, mainly driven by the reduced volumes in Q2 and Q3 attributable to COVID-19. Further contributing to the decrease in operating expenses is the Canadian Emergency Wage Subsidy of $52.3 million. This is offset by an increase from business acquisitions of $279.5 million.

Operating income from continuing operations

For the three months ended December 31, 2020, TFI International’s operating income from continuing operations rose by $24.3 million to $117.1 million compared to $92.8 million in the same quarter in 2019. The operating margin from continuing operations as a percentage of revenue before fuel surcharge improved, from 10.5% in Q4 2019 to 11.2% in Q4 2020. All reportable segments reported margin increases. Notably, the Less-Than-Truckload segment reported a margin increase of 4.6 percentage points.

For the year ended December 31, 2020, operating income from continuing operations increased by $33.7 million, or 9%, to $416.6 million compared to $382.9 million in 2019, driven by operating improvements, business acquisitions and the wage subsidy of $52.3 million offset by reduced contributions from the gain on sale of assets held for sale of $9.7 million, a bargain purchase gain of $4.0 million, and gain on sale of rolling stock and equipment of $7.5 million.

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
Finance costs (income)	2020	2019*	2020	2019*
Interest expense on long-term debt	7,287	11,344	34,967	43,949
Interest expense on lease liabilities	3,072	3,455	12,443	13,983
Interest income and accretion on promissory note	(277)	(620)	(1,051)	(2,285)
Net change in fair value and accretion expense of contingent considerations	141	55	224	199
Net foreign exchange (gain) loss	373	(396)	(1,237)	220
Net change in fair value of interest rate derivatives	(488)	—	(488)	—
Others	5,274	1,714	9,052	6,041
Net finance costs	15,382	15,552	53,910	62,107
*	Recasted for changes in presentation currency from Canadian dollar to U.S. dollar and mark-to-market gain (loss) on deferred share units presentation in personnel expenses from finance (income) costs.

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended December 31, 2020 was $4.1 million less compared to the same quarter last year. The decrease is mainly attributable to a lower average debt level of $0.94 billion for the three months ended December 31, 2020 as compared to $1.35 billion the same period in the prior year, and a decrease in the average interest rate in 2020 as compared to the prior year. For the year ended December 31, 2020, interest expense decreased by $9.0 million due to lower average borrowings of $1.05 billion as compared to $1.31 billion in 2019.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          7

Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facility not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended December 31, 2020, a gain of $8.6 million of foreign exchange variations (a gain of $7.5 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended December 31, 2019, a gain of $5.8 million of foreign exchange variations (a gain of $5.0 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the year ended December 31, 2020, a loss of $2.3 million of foreign exchange variations (a loss of $2.0 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the year ended December 31, 2019, a gain of $14.0 million of foreign exchange variations (a gain of $12.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Net change in fair value of derivatives and cash flow hedge

The fair values of the Company’s derivative financial instruments, which are used to mitigate foreign exchange and interest rate risks, are subject to market price fluctuations in foreign exchange and interest rates.

The Company designates the interest rate derivatives as a hedge of the variable interest rate instruments. Therefore, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income. For the three-month period ended December 31, 2020, the loss of $2.6 million on change in fair value of interest rate derivatives (a loss of $1.9 million net of tax) was entirely designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge. For the three-month period ended December 31, 2019, a $0.2 million loss on change in fair value of interest rate derivatives (a loss of $0.2 million net of tax) was designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge.

For year ended December 31, 2020, a $0.5 million loss on change in fair value of interest rate derivatives (a loss of $0.5 million net of tax) was designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge. For year ended December 31, 2019, a $10.0 million loss on change in fair value of interest rate derivatives (a loss of $7.4 million net of tax) was designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge.

As at December 31, 2020, the Company no longer had any cash flow hedge positions.

Income tax expense

For the three months ended December 31, 2020, the Company’s effective tax rate was 15.1%. The income tax expense of $15.4 million reflects a $11.6 million favourable variance versus an anticipated income tax expense of $27.0 million based on the Company’s statutory tax rate of 26.5%. The favourable variance is mainly due to favourable variations from an adjustment for prior years of $8.3 million, tax deductions and tax exempt income of 4.6 million and a favourable impact from Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill of $1.0 million. The positive adjustment for the prior years was mainly due to adjustment to future tax rates used in deferred income taxes.

For the year ended December 31, 2020, the Company’s effective tax rate was 24.0%. The income tax expense of $87.0 million reflects a $9.1 million favourable variance versus an anticipated income tax expense of $96.1 million based on the Company’s statutory tax rate of 26.5%. The favourable variance is mainly due to positive variations for the tax deductions and tax exempt income of $10.2 million, adjustment from prior years of $8.6 million and from lower effective rates in other jurisdictions of $4.5 million offset by negative variances from non-deductible expenses of $8.7 million and interpretive guidance clarifying the U.S. Tax Reform Bill of $4.5 million.

The U.S. Tax Reform introduces important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 was disallowed, resulting in a one-time tax expense of $7.3 million in Q2 2020. On July 23, 2020, the U.S. Treasury Department issued final regulations on changes made to the U.S. Tax Reform Bill. It introduces a High-Tax Exception under the Global Intangible Low-taxed Income (GILTI) provisions. A tax benefit relating to 2018 and 2019 was recorded, resulting in a one-time tax recovery of $2.0 million in 2020. For the year ended December 31, 2020, the total impact from these new regulations was $4.5 million following positive adjustments recorded in Q4 2020.

In addition to the above, significant 2020 lower addition to property and equipment from the company’s US operations ($69.7 million in 2020 compared to $145.9 million in 2019) resulted in a higher 2020 current tax expense as a percentage of income before income tax as the Company is taking full depreciation on these capital expenditures.

2020 Annual Report

8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net loss from discontinued operations

During the year ended December 31, 2019, the Company recognized a net loss on an accident claim of $10.5 million, or $12.4 million net of $1.9 million of tax recovery. This claim originated from an operating entity within the discontinued rig moving operations, which were closed in 2015.

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net income	86,328	56,680	275,675	233,677
Amortization of intangible assets related to business acquisitions, net of tax	10,221	9,263	35,286	35,756
Net change in fair value and accretion expense of contingent considerations, net of tax	104	40	165	146
Net change in fair value of derivatives, net of tax	(373)	—	(373)	—
Net foreign exchange (gain) loss, net of tax	227	(328)	(895)	161
Gain on sale of business, net of tax	(230)	—	(230)	—
Bargain purchase gain	—	—	(4,008)	(8,014)
Gain on sale of land and buildings and assets held for sale, net of tax	(1,848)	(6,872)	(10,308)	(18,691)
Net loss from discontinued operations	—	1,302	—	10,548
U.S. Tax Reform	(1,072)	—	4,451	—
Adjusted net income[1]	93,357	60,085	299,763	253,583
Adjusted EPS – basic[1]	1.00	0.74	3.36	3.04
Adjusted EPS – diluted[1]	0.98	0.72	3.30	2.97
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

For the three months ended December 31, 2020, TFI International’s net income was $86.3 million compared to $56.7 million in Q4 2019. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $93.4 million compared to $60.1 million in Q4 2019, up 55% or $33.3 million. Adjusted EPS, fully diluted, increased by $0.26 to $0.98 from $0.72 in Q4 2019.

For the year ended December 31, 2020, TFI International’s net income was $275.7 million compared to $233.7 million in 2019. The increase of $42.0 million is mainly attributable to the contribution from business acquisitions of $13.9 million, improved operating results of existing operations, and the loss from discontinued operations of $10.5 million reflected in the 2019 comparative amount. The Company’s adjusted net income was $299.8 million in 2020 compared to $253.6 million in 2019, up 18% or $46.2 million. Adjusted EPS, fully diluted, increased by 11%, to $3.30.

[1]	Refer to the section “Non-IFRS financial measures”.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          9

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than- Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2020
Revenue before fuel surcharge[1]	154,094	141,081	438,135	322,319	—	(7,482)	1,048,147
% of total revenue[2]	15%	14%	42%	29%			100%
Adjusted EBITDA[3]	35,934	37,084	101,383	35,809	(16,672)	—	193,538
Adjusted EBITDA margin[4]	23.3%	26.3%	23.1%	11.1%			18.5%
Operating income (loss)	29,401	24,464	53,604	26,462	(16,809)	—	117,122
Operating margin[4]	19.1%	17.3%	12.2%	8.2%			11.2%
Net capital expenditures[5]	2,550	6,194	21,155	70	244	—	30,213
Three months ended December 31, 2019*
Revenue before fuel surcharge[1]	127,301	151,303	412,760	198,961	—	(6,608)	883,717
% of total revenue[2]	15%	18%	47%	20%			100%
Adjusted EBITDA[3]	29,295	31,269	90,447	21,933	(9,547)	—	163,397
Adjusted EBITDA margin[4]	23.0%	20.7%	21.9%	11.0%			18.5%
Operating income (loss)	22,680	19,311	46,417	14,216	(9,840)	—	92,784
Operating margin[4]	17.8%	12.8%	11.2%	7.1%			10.5%
Net capital expenditures[5]	3,321	27,945	17,783	1,002	5,158	—	55,209
YTD December 31, 2020
Revenue before fuel surcharge[1]	481,490	522,851	1,584,837	923,456	—	(28,331)	3,484,303
% of total revenue[2]	14%	15%	46%	25%			100%
Adjusted EBITDA[3]	104,019	138,361	383,155	113,885	(39,831)	—	699,589
Adjusted EBITDA margin[4]	21.6%	26.5%	24.2%	12.3%			20.1%
Operating income (loss)	78,753	87,950	206,346	84,459	(40,941)	—	416,567
Operating margin[4]	16.4%	16.8%	13.0%	9.1%			12.0%
Total assets less intangible assets	194,631	404,074	1,193,730	272,592	34,564	—	2,099,591
Net capital expenditures[5]	16,798	19,230	29,179	567	444	—	66,218
YTD December 31, 2019*
Revenue before fuel surcharge[1]	473,666	627,219	1,657,797	745,322	—	(26,428)	3,477,576
% of total revenue[2]	14%	18%	48%	20%			100%
Adjusted EBITDA[3]	106,278	126,641	362,641	83,030	(29,569)	—	649,021
Adjusted EBITDA margin[4]	22.4%	20.2%	21.9%	11.1%			18.7%
Operating income (loss)	82,228	82,230	192,172	57,447	(31,209)	—	382,868
Operating margin[4]	17.4%	13.1%	11.6%	7.7%			11.0%
Total assets less intangible assets	180,811	407,358	1,206,568	159,152	49,771	—	2,003,660
Net capital expenditures[5]	10,967	27,536	108,039	1,995	4,261	—	152,798

*   Recasted for changes in presentation currency from Canadian dollar to U.S. dollar and mark-to-market gain (loss) on deferred share units presentation in personnel expenses from finance (income) costs.

[1]	Includes intersegment revenue.
[2]	Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.
[3]	Refer to the section “Non-IFRS financial measures”
[4]	As a percentage of revenue before fuel surcharge.
[5]	Additions rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property.

2020 Annual Report

10	MANAGEMENT’S DISCUSSION AND ANALYSIS

Package and Courier

(unaudited) – (in thousands of U.S. dollars)	Three months ended December 31				Years ended December 31
	2020	%	2019*	%	2020	%	2019*	%
Total revenue	167,555		145,018		529,155		539,610
Fuel surcharge	(13,461)		(17,717)		(47,665)		(65,944)
Revenue	154,094	100.0%	127,301	100.0%	481,490	100.0%	473,666	100.0%
Materials and services expenses (net of fuel surcharge)	72,115	46.8%	55,737	43.8%	220,741	45.8%	203,441	43.0%
Personnel expenses	39,821	25.8%	35,222	27.7%	133,552	27.7%	138,125	29.2%
Other operating expenses	6,234	4.0%	7,015	5.5%	23,145	4.8%	25,973	5.5%
Depreciation of property and equipment	3,168	2.1%	2,606	2.0%	11,539	2.4%	10,046	2.1%
Depreciation of right-of-use assets	3,210	2.1%	3,713	2.9%	12,871	2.7%	13,956	2.9%
Amortization of intangible assets	248	0.2%	234	0.2%	947	0.2%	891	0.2%
(Gain) loss on sale of rolling stock and equipment	(10)	-0.0%	47	0.0%	43	0.0%	(135)	-0.0%
Gain on derecognition of right-of-use assets	—	—	(15)	-0.0%	(10)	-0.0%	(16)	-0.0%
(Gain) loss on sale of land and buildings and assets held for sale	(93)	-0.1%	62	0.0%	(91)	-0.0%	(843)	-0.2%
Operating income	29,401	19.1%	22,680	17.8%	78,753	16.4%	82,228	17.4%
Adjusted EBITDA	35,934	23.3%	29,295	23.0%	104,019	21.6%	106,278	22.4%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Operational data

(unaudited) – (Revenue in U.S. dollars)	Three months ended December 31				Years ended December 31
	2020	2019*	Variance	%	2020	2019*	Variance	%
Revenue per pound (including fuel)	$0.40	$0.36	$0.04	11.1%	$0.36	$0.35	$0.01	2.9%
Revenue per pound (excluding fuel)	$0.36	$0.31	$0.05	16.1%	$0.33	$0.31	$0.02	6.5%
Revenue per shipment (including fuel)	$6.40	$6.52	$(0.12)	-1.8%	$6.24	$6.29	$(0.05)	-0.8%
Tonnage (in thousands of metric tons)	192	185	7	3.8%	658	695	(37)	-5.3%
Shipments (in thousands)	26,185	22,244	3,941	17.7%	84,854	85,743	(889)	-1.0%
Average weight per shipment (in lbs.)	16.16	18.33	(2.17)	-11.8%	17.09	17.86	(0.77)	-4.3%
Vehicle count, average	1,008	972	36	3.7%	1,023	981	42	4.3%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$12.79	$11.48	$1.31	11.4%	$9.95	$10.58	$(0.63)	-6.0%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Revenue

For the three months ended December 31, 2020, revenue increased by $26.8 million or 21%, from $127.3 million in 2019 to $154.1 million in 2020. This increase in revenue is attributable to a 16.1% increase in revenue per pound (excluding fuel surcharge) combined with a 3.8% increase in tonnage. Increase in tonnage was the result of a 17.7% increase in shipments offset by a 11.8% decrease in average weight per shipment. This combination is the result from increased B2C deliveries.

For the year ended December 31, 2020, revenue increased by $7.8 million or 2%, from $473.7 million in 2019 to $481.5 million in 2020. The increase is related to B2C volumes partially offset by disruptions in the early months of the pandemic. Also, during the year ended December 31, 2020, the Package and Courier segment experienced an IT security breach that had a negative impact on the segment’s revenue estimated at $6 million.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          11

Operating expenses

For the three months ended December 31, 2020, materials and services expenses, net of fuel surcharge revenue, increased $16.4 million or 29%, partly due to a $9.4 million increase in subcontractor costs and a $1.5 million increase in external personnel to manage higher volume at sorting facilities. Personnel expenses, as a percentage of revenue, decreased from 27.7% in 2019 to 25.8% in 2020 attributed to reduced weight of administrative salaries in percentage of revenue.

For the year ended December 31, 2020, materials and services expenses, net of fuel surcharge revenue, increased $17.3 million or 9%. Personnel expenses, excluding credits received under Canada Emergency Wage Subsidy of $5.7 million, as a percentage of revenue slightly decreased from 29.2% in 2019 to 28.9% in 2020 mainly due to lower administrative salaries partially offset by increase in direct salaries from higher B2C deliveries. Other operating expenses decreased $2.8 million, or 11% in 2020 mainly coming from reduction in IT charges, travel and office expenses, and external personal. Depreciation of property and equipment increased $1.5 million, or 15%, when compared to 2019, mostly due to investment in conveyors put into operation.

Operating income

Operating income for the three months ended December 31, 2020 increased by 30% or $6.7 million compared to the fourth quarter of 2019 and the operating margin was 19.1% in the fourth quarter of 2020 compared to 17.8% for the same period in 2019. This year-over-year increase in operating income was driven primarily by strong organic revenue growth combined with margin expansion.

For the year ended December 31, 2020, operating income decreased by $3.5 million to $78.8 million. This decrease is a combination of lower operating income in the first half of the year because of the COVID-19 pandemic and higher B2C volumes generating slightly lower margins.

Less-Than-Truckload

(unaudited) – (in thousands of U.S. dollars)	Three months ended December 31				Years ended December 31
	2020	%	2019*	%	2020	%	2019*	%
Total revenue	157,628		175,319		589,235		727,249
Fuel surcharge	(16,547)		(24,016)		(66,384)		(100,030)
Revenue	141,081	100.0%	151,303	100.0%	522,851	100.0%	627,219	100.0%
Materials and services expenses (net of fuel surcharge)	67,140	47.6%	75,026	49.6%	252,334	48.3%	315,648	50.3%
Personnel expenses	33,338	23.6%	38,202	25.2%	116,257	22.2%	159,820	25.5%
Other operating expenses	3,587	2.5%	7,788	5.1%	16,593	3.2%	26,720	4.3%
Depreciation of property and equipment	4,886	3.5%	5,148	3.4%	19,407	3.7%	19,736	3.1%
Depreciation of right-of-use assets	5,546	3.9%	6,159	4.1%	22,555	4.3%	24,825	4.0%
Amortization of intangible assets	2,179	1.5%	2,129	1.4%	8,392	1.6%	8,359	1.3%
Gain on sale of rolling stock and equipment	(62)	-0.0%	(147)	-0.1%	(519)	-0.1%	(510)	-0.1%
Gain on derecognition of right-of-use assets	(6)	-0.0%	(835)	-0.6%	(175)	-0.0%	(1,100)	-0.2%
Loss (gain) on sale of land and buildings and assets held for sale	9	0.0%	(1,478)	-1.0%	57	0.0%	(8,509)	-1.4%
Operating income	24,464	17.3%	19,311	12.8%	87,950	16.8%	82,230	13.1%
Adjusted EBITDA	37,084	26.3%	31,269	20.7%	138,361	26.5%	126,641	20.2%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

2020 Annual Report

12	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational data

(unaudited) – (Revenue in U.S. dollars)	Three months ended December 31				Years ended December 31
	2020	2019*	Variance	%	2020	2019*	Variance	%
Adjusted operating ratio	82.7%	88.2%			83.2%	88.2%
Revenue per hundredweight (excluding fuel)	$10.15	$9.99	$0.16	1.6%	$9.77	$10.01	$(0.24)	-2.4%
Revenue per shipment (including fuel)	$241.02	$253.35	$(12.33)	-4.9%	$240.11	$242.98	$(2.87)	-1.2%
Tonnage (in thousands of tons)	695	757	(62)	-8.2%	2,675	3,132	(457)	-14.6%
Shipments (in thousands)	654	692	(38)	-5.5%	2,454	2,993	(539)	-18.0%
Average weight per shipment (in lbs)	2,125	2,188	(63)	-2.9%	2,180	2,093	87	4.2%
Average length of haul (in miles)	811	839	(28)	-3.3%	818	830	(12)	-1.4%
Vehicle count, average	902	1,016	(114)	-11.2%	918	1,024	(106)	-10.4%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

During 2020 and in the fourth quarter, one business has been acquired in the Less-Than-Truckload segment.

Revenue

For the three months ended December 31, 2020, the LTL segment’s revenue was $141.1 million, a $10.2 million, or 7%, decrease when compared to the same period in 2019. The decrease in revenue is due to an 8.2% decrease in tonnage partially offset by a 1.6% increase in revenue per hundredweight (excluding fuel). The decrease in tonnage is the result of a 5.5% decrease in shipments combined with a 2.9% decrease in average weight per shipment. Despite the 7% decline in revenues for the three months ended December 31, 2020, the revenues have improved from the second and third quarters, which were heavily impacted by the COVID-19 pandemic, where revenues decreased respectively 30% and 14% as compared to the same periods in 2019. Excluding business acquisitions, revenue was down $11.0 million, or 7%, when compared to the same period in 2019.

For the year ended December 31st, 2020, revenue decreased $104.4 million or 16.6% to $522.9 million.

Operating expenses

For the three months ended December 31, 2020, materials and services expenses, net of fuel surcharge revenue, decreased $7.9 million, or 10.5%, mostly due to a $10.8 million decrease in sub-contractor cost attributable to decrease in tonnage and partially offset by a reduction in fuel surcharge revenue. Following the same trend, personnel expenses decreased 12.7% year-over-year, attributable to the decrease in tonnage, a reduction in administrative salaries and credits from the Canada Emergency Wage Subsidy of $2.2 million. Other operating expenses decreased $4.2 million in the fourth quarter of 2020, mainly due to a $1.8 million reduction in real estate cost combined with $0.4 million reduction in external personnel and a $0.6 million reduction in travel and bad debt expense. The cost reductions, specifically the reduction of administrative salaries and real estate costs, were driven by efficiencies from the merger of two operating divisions into a single operation.

For the year ended December 31, 2020, materials and services expenses, net of fuel surcharge, decreased $63.3 million, or 20.1%, mainly due to a $71.4 million reduction in subcontractor cost. Personnel expenses as a percentage of revenue before fuel surcharge decreased from 25.5% in 2019 to 22.2% in 2020, mostly due to credits of $20.3 million from the Canada Emergency Wage Subsidy partially offset by a $2.4 million increase in severance cost. Other operating expenses decreased $10.1 million when compared to the same period in 2019, mainly due to a $4.1 million decrease in real estate cost combined with $1.5 million reduction in external personnel and a $2.2 million reduction in travel, bad debt and IT cost.

Operating income

Operating income for the three months ended December 31, 2020 increased $5.2 million, or 27%, when compared to the same period in 2019. As a percentage of revenue, operating income was 17.3% during the fourth quarter of 2020, versus 12.8% for the same period in 2019.

For the year ended December 31, 2020, operating income increased $5.7 million to $88.0 million. This increase was impacted by gains on sale of assets held for sale of $7.0 million in the first quarter of 2019 and $1.5 million in the fourth quarter of 2019. Excluding this $8.5 million gain on assets held for sale, operating income of the LTL segment for the twelve-month ended December 31, 2020, increased $14.3 million, or 19%, when compared to the same period in 2019.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          13

Truckload

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31				Years ended December 31
	2020	%	2019*	%	2020	%	2019*	%
Total revenue	477,262		469,798		1,748,359		1,891,554
Fuel surcharge	(39,127)		(57,038)		(163,522)		(233,757)
Revenue	438,135	100.0%	412,760	100.0%	1,584,837	100.0%	1,657,797	100.0%
Materials and services expenses (net of fuel surcharge)	188,660	43.1%	178,936	43.4%	654,220	41.3%	707,028	42.6%
Personnel expenses	135,911	31.0%	134,572	32.6%	503,242	31.8%	549,723	33.2%
Other operating expenses	14,323	3.3%	12,534	3.0%	52,337	3.3%	53,472	3.2%
Depreciation of property and equipment	34,986	8.0%	36,218	8.8%	136,859	8.6%	136,139	8.2%
Depreciation of right-of-use assets	10,055	2.3%	7,091	1.7%	32,229	2.0%	24,263	1.5%
Amortization of intangible assets	5,171	1.2%	5,678	1.4%	19,891	1.3%	22,415	1.4%
Gain on sale of business	(306)	-0.1%	—	—	(306)	-0.0%	—	—
Gain on sale of rolling stock and equipment	(2,129)	-0.5%	(3,603)	-0.9%	(7,785)	-0.5%	(14,698)	-0.9%
Gain on derecognition of right-of-use assets	(13)	-0.0%	(126)	-0.0%	(332)	-0.0%	(369)	-0.0%
Gain on sale of land and buildings and assets held for sale	(2,127)	-0.5%	(4,957)	-1.2%	(11,864)	-0.7%	(12,348)	-0.7%
Operating income	53,604	12.2%	46,417	11.2%	206,346	13.0%	192,172	11.6%
Adjusted EBITDA	101,383	23.1%	90,447	21.9%	383,155	24.2%	362,641	21.9%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

2020 Annual Report

14	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational data

(unaudited)	Three months ended December 31				Years ended December 31
	2020	2019*	Variance	%	2020	2019*	Variance	%
U.S. based Conventional TL
Revenue (in thousands of U.S. dollars)	161,476	156,678	4,798	3.1%	632,590	646,782	(14,192)	-2.2%
Adjusted operating ratio	91.5%	92.4%			92.0%	91.5%
Total mileage (in thousands)	86,427	84,291	2,136	2.5%	349,349	351,490	(2,141)	-0.6%
Tractor count, average	2,932	2,929	3	0.1%	2,949	2,960	(11)	-0.4%
Trailer count, average	11,005	11,007	(2)	-0.0%	10,938	11,008	(70)	-0.6%
Tractor age	2.2	1.8	0.4	22.2%	2.2	1.8	0.4	22.2%
Trailer age	6.6	6.5	0.1	1.5%	6.6	6.5	0.1	1.5%
Number of owner operators, average	560	424	136	32.1%	509	400	109	27.3%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	58,497	56,668	1,829	3.2%	206,418	226,816	(20,398)	-9.0%
Adjusted operating ratio	85.2%	85.9%			86.3%	85.6%
Total mileage (in thousands)	23,095	24,236	(1,141)	-4.7%	89,212	98,943	(9,731)	-9.8%
Tractor count, average	623	641	(18)	-2.8%	606	684	(78)	-11.4%
Trailer count, average	2,809	2,826	(17)	-0.6%	2,796	2,884	(88)	-3.1%
Tractor age	2.5	2.3	0.2	8.7%	2.5	2.3	0.2	8.7%
Trailer age	5.9	5.4	0.5	9.3%	5.9	5.4	0.5	9.3%
Number of owner operators, average	314	317	(3)	-0.9%	302	333	(31)	-9.3%
Specialized TL
Revenue (in thousands of U.S. dollars)	219,093	200,452	18,641	9.3%	749,655	791,087	(41,432)	-5.2%
Adjusted operating ratio	86.9%	89.3%			84.6%	88.3%
Tractor count, average	2,314	2,189	125	5.7%	2,096	2,099	(3)	-0.1%
Trailer count, average	6,619	6,142	477	7.8%	6,251	6,121	130	2.1%
Tractor age	4.0	4.0	0.0	0.0%	4.0	4.0	0.0	0.0%
Trailer age	12.9	11.7	1.2	10.3%	12.9	11.7	1.2	10.3%
Number of owner operators, average	1,132	1,224	(92)	-7.5%	1,115	1,191	(76)	-6.4%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

During 2020, eight businesses have been acquired in the Truckload segment, including two business acquisitions in the fourth quarter.

Revenue

For the three months ended December 31, 2020, TL revenue excluding fuel surcharge increased by $25.4 million or 6%, from $412.8 million in 2019 to $438.1 million in 2020. This increase is mainly due to business acquisitions’ contribution of $34.5 million, offset by a decline in revenue from existing operations of $9.1 million. For conventional TL operations in the U.S., revenue increased by $4.8 million, or 3.1% compared to prior year period. Revenue per mile improved by 2.2%, following the strong spot pricing in the US market, and miles per tractor declined by 1.5%, attributable to unseated tractors resulting from the limited driver availability. For conventional TL operations in Canada, revenues increased by $1.8 million, or 3.2% compared to the prior year period. The increase was due to a 2.5% improvement in revenue per tractor, where revenue per mile improved by 5.2%, offset by a 2.6% decline in miles per tractor. For Specialized TL, revenue increased by $18.6 million, or 9.3%, compared to the prior year period.

The TL segment brokerage revenue for the three months ended December 31, 2020 decreased by $5.8 million or 10%, to $51.2 million. Brokerage gross margins decreased to 18.7% for the three months ended December 31, 2020, from 19.5% in the comparable prior year period.

For the year ended December 31, 2020, TL revenue decreased by $73.0 million or 4%, from $1,657.8 million in 2019 to $1,584.8 million in 2020. This decrease is mainly due to a decline in revenue from existing operations of $161.0 million, offset by recent business acquisitions’ contribution of $88.0 million. For the brokerage business, revenue decreased by $50.3 million or 22%, while margins increased from 19.0% in 2019 to 19.3% in 2020.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          15

Operating expenses

For the three months ended December 31, 2020, operating expenses, including business acquisition impact and net of fuel surcharge, increased by $18.5 million or 5%, from $366.3 million in 2019 to $384.8 million in 2020. Material and services expenses, net of fuel surcharge, increased by 5% compared to the fourth quarter of 2019. Personnel expenses and other operating expenses increased by 1% and 14% respectively in the fourth quarter year over year. Included in the personnel expense was $4.1 million from the Canadian Emergency Wage Subsidy, of which $2.6 million is accounted for in Specialized TL.

For the year ended December 31, 2020, TL operating expenses, net of fuel surcharge, decreased by $86.8 million or 6%, from $1,465.6 million in 2019 to $1,378.8 million in 2020. The Company continues to improve its cost structure and increase the efficiency and profitability of its existing fleet and network of independent contractors. The decrease in the personnel expense of $46.5 million, or 8%, from $549.7 million in 2019 is primarily due to $24.0 million from the Canadian Emergency Wage Subsidy.

Gain on sale of property

For the three months ended December 31, 2020, a $2.0 million gain on sale of assets held for sale was recorded in the Truckload segment following the sale of five properties for total considerations of $6.0 million (a gain of $5.0 million and proceeds of $7.0 million in 2019). These disposals are a result of management’s continued efforts to improve efficiencies and benefit from economies of scale through the consolidation of operating locations.

For the year ended December 31, 2020, a $11.8 million gain on sale of assets held for sale was recorded in the Truckload segment following the sale of properties for total considerations of $23.7 million (a gain of $12.3 million and proceeds of $16.0 million in 2019).

Operating income

The TL segment’s operating ratio was 87.8% for the three months ended December 31, 2020 as compared to 88.8% in 2019, a $6.9 million, or 15%, increase in operating income. Operating income in the TL segment was $53.6 million for the three months ended December 31, 2020, up from $46.4 million in the same prior year period. The operating income in the fourth quarter of 2019 includes cumulative gains from the sale of assets held for sale and gains on the sale of rolling stock and equipment of $8.6 million, as compared to a cumulative amount of $4.3 million in 2020 for a net impact on the operating income of $4.3 million. The decrease in the proceeds on the sale of the rolling stock and equipment is due to a softer resale market and a reduction in the fleet replacement.

For the year ended December 31, 2020, the TL segment increased its operating income by $14.2 million or 7%, from $192.2 million in 2019 to $206.3 million in 2020.

2020 Annual Report

16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Logistics

(unaudited) – (in thousands of U.S. dollars)	Three months ended December 31				Years ended December 31
	2020	%	2019*	%	2020	%	2019*	%
Total revenue	327,689		206,268		945,130		774,833
Fuel surcharge	(5,370)		(7,307)		(21,674)		(29,511)
Revenue	322,319	100.0%	198,961	100.0%	923,456	100.0%	745,322	100.0%
Materials and services expenses (net of fuel surcharge)	241,798	75.0%	140,019	70.4%	668,225	72.4%	524,098	70.3%
Personnel expenses	24,381	7.6%	25,427	12.8%	93,579	10.1%	96,593	13.0%
Other operating expenses	19,983	6.2%	11,745	5.9%	48,012	5.2%	41,865	5.6%
Depreciation of property and equipment	596	0.2%	640	0.3%	2,336	0.3%	2,147	0.3%
Depreciation of right-of-use assets	3,138	1.0%	2,520	1.3%	13,204	1.4%	14,148	1.9%
Amortization of intangible assets	5,608	1.7%	4,557	2.3%	17,889	1.9%	17,302	2.3%
Bargain purchase gain	—	—	—	—	(4,008)	-0.4%	(8,014)	-1.1%
(Gain) loss on sale of rolling stock and equipment	368	0.1%	(5)	-0.0%	373	0.0%	(43)	-0.0%
Gain on derecognition of right-of-use assets	(20)	-0.0%	(158)	-0.1%	(618)	-0.1%	(221)	-0.0%
Loss on sale of land and buildings and assets held for sale	5	0.0%	—	—	5	0.0%	—	—
Operating income	26,462	8.2%	14,216	7.1%	84,459	9.1%	57,447	7.7%
Adjusted EBITDA	35,809	11.1%	21,933	11.0%	113,885	12.3%	83,030	11.1%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

During 2020, four businesses have been acquired in the Logistics segment, including two business acquisitions in the fourth quarter.

Revenue

For the three months ended December 31, 2020, revenue increased by $123.4 million, or 62%, from $199.0 million in 2019 to $322.3 million. Excluding business acquisitions, revenue increased by $14.0 million, or 7%, mainly attributable to strong eCommerce activities in Canada.

For the year ended December 31, 2020, revenue increased by $178.1 million, or 24%, from $745.3 million to $923.5 million. Excluding business acquisitions, revenue decreased by 3.1% or $23.1 million.

Approximately 71% (2019 – 72%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and Mexico and approximately 29% (2018 – 28%) were generated from operations in Canada.

Operating expenses

For the three months ended December 31, 2020, total operating expenses, net of fuel surcharge, increased by $110.9 million, or 60%, from $184.7 million to $295.6 million. Excluding business acquisitions, total operating expenses, net of fuel surcharge, increased by $4.7 million or 2.5%, explained by $11.9 million increase in materials and services expenses (net of fuel surcharge) due to the revenue increase, but partially offset by a $4.3 million decrease in personnel expenses and $3.0 million decrease in other operating expense, mostly coming from the optimization of our last mile operations in the U.S.

For the year ended December 31, 2020, operating expenses, net of fuel surcharge, increased by $150.8 million, or 22%, compared to 2019, from $687.9 million to $838.7 million. Excluding business acquisitions, operating expenses decreased by $39.1 million, or 5.7%.

Operating income

Operating income for the three months ended December 31, 2020 increased by $12.2 million, or 86%, from $14.2 million to $26.5 million, driven primarily by strong organic revenue growth combined with margin expansion. Excluding business acquisitions, operating margin increased by 380 basis points from 7.1% in 2019 to 10.9% in 2020, mainly as a result of higher quality revenue and cost efficiency measures from our last mile operations.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          17

For the year ended December 31, 2020, operating margin increased by 1.5 percentage points to 9.1%. Excluding the bargain purchase gains and the business acquisitions of 2020, operating income increased by 48% or $23.7 million compared to 2019, while the operating margin increased from 6.6% to 10.2%.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Sources of cash:
Net cash from continuing operating activities	164,928	133,262	610,862	500,496
Proceeds from sale of property and equipment	23,949	20,785	52,116	71,754
Proceeds from sale of assets held for sale	6,248	13,079	24,480	39,146
Net variance in cash and bank indebtedness	273,791	270	—	—
Net proceeds from long-term debt	—	—	—	136,569
Proceeds from the issuance of common shares	—	—	425,350	—
Proceeds from the sale of business	2,351	—	2,351	—
Others	3,128	4,861	48,142	18,362
Total sources	474,395	172,257	1,163,301	766,327
Uses of cash:
Purchases of property and equipment	60,693	92,551	142,710	261,295
Business combinations, net of cash acquired	244,053	(284)	327,650	150,912
Net variance in cash and bank indebtedness	—	—	6,528	6,083
Net repayment of long-term debt	116,153	18,303	484,247	—
Repayment of lease liabilities	22,408	19,859	82,587	75,072
Dividends paid	18,434	14,840	67,604	60,478
Repurchase of own shares	—	22,823	38,021	192,455
Net cash used in discontinued operations	—	1,275	—	12,022
Others	12,654	2,890	13,954	8,010
Total usage	474,395	172,257	1,163,301	766,327
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Cash flow from continuing operating activities

For the year ended December 31, 2020, net cash from continuing operating activities increased by 22% to $610.9 million from $500.5 million in 2019. This $110.4 million increase is attributable to an increase in net income of $42.0 million, $17.3 million from improvements in net change in working capital, a decrease in interest paid of $14.7 million, and a reduction in income taxes paid of $12.0 million.

2020 Annual Report

18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash flow used in investing activities from continuing operations

Property and equipment

The following table presents the additions of property and equipment by category for the three-month periods and years ended December 31, 2020 and 2019.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Additions to property and equipment:
Purchases as stated on cash flow statements	60,693	92,551	142,710	261,295
Non-cash adjustments	(283)	(3,478)	104	2,403
	60,410	89,073	142,814	263,698
Additions by category:
Land and buildings	5,055	36,450	19,331	39,733
Rolling stock	52,744	49,524	112,645	211,796
Equipment	2,611	3,099	10,838	12,169
	60,410	89,073	142,814	263,698
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources.

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three-month periods and years ended December 31, 2020 and 2019.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Proceeds by category:
Land and buildings	6,053	13,210	23,877	39,535
Rolling stock	24,078	20,654	52,468	70,600
Equipment	66	—	251	765
	30,197	33,864	76,596	110,900
Gains (losses) by category:
Land and buildings	2,132	6,374	11,877	21,581
Rolling stock	2,275	3,781	8,375	15,616
Equipment	(368)	(74)	(471)	(231)
	4,039	10,081	19,781	36,966
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Business acquisitions

For the year ended December 31, 2020, cash used in business acquisitions totalled $327.7 million to acquire thirteen businesses. Refer to the section of this report entitled “2020 business acquisitions” and further information can be found in note 5 of the December 31, 2020 audited consolidated financial statements.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          19

Cash flow used in financing activities

Common shares

On February 13, 2020, the Company issued 6,900,000 common shares in the United States and Canada as part of its initial public offering in the United States raising net proceeds of $217.6 million.

On August 11, 2020, the Company issued 5,060,000 common shares in the United States and Canada, raising net proceeds of $207.8 million.

Cash flow used in discontinued operations

For the year ended December 31, 2019, discontinued operations used cash of $12.0 million.

Free cash flow from continuing operations

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net cash from continuing operating activities	164,928	133,262	610,862	500,496
Additions to property and equipment	(60,410)	(89,073)	(142,814)	(263,698)
Proceeds from sale of property and equipment	23,949	20,785	52,116	71,754
Proceeds from sale of assets held for sale	6,248	13,079	24,480	39,146
Free cash flow from continuing operations	134,715	78,053	544,644	347,698
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and a solid financial position.

For the year ended December 31, 2020, TFI International generated free cash flow from continuing operations of $544.6 million, compared to $347.7 million in 2019, which represents a year-over-year increase of $196.9 million. This increase is mainly due to more net cash from continuing operating activities of $110.4 million, largely stemming from an increase in net income of $42.0 million, $17.3 million from improvements in working capital, a decrease in interest paid of $14.7 million, and a reduction in income taxes paid of $12.0 million, and to a reduction in net capital expenditures of $86.6 million due to the Company’s cash management measure put in place as a response to COVID-19 in Q2. The capital expenditures of rolling stock in Q4 have been re-established to prior year levels, $52.7 million in 2020 as compared to $49.5 million in 2019.

The free cash flow conversion, which measures the level of capital employed to generate earnings, improved for the three months ended December 31, 2020 to 83.9% from 80.4%, due to improved operating results than compared to 2019. For the year ended December 31, 2020 the free cash flow conversion improved to 89.9% from 76.5% due to the impact of reduced capital expenditures.

Based on the December 31, 2020 closing share price of $51.58, the free cash flow generated by the Company during 2020 ($544.6 million) represented a yield of 11.3%.

Financial position

(unaudited) (in thousands of U.S. dollars)	As at December 31, 2020	As at December 31, 2019*	As at December 31, 2018**
Total assets	3,849,364	3,508,820	2,968,744
Long-term debt	872,544	1,343,307	1,161,430
Lease liabilities	355,986	355,591	—
Shareholders' equity	1,790,177	1,159,292	1,155,882
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.
**

Excludes the impacts from the adoption of IFRS 16 Leases as discussed in note 3 of the audited 2019 consolidated financial statements. As is permitted with this new standard, comparative information has not been restated and, therefore, may not be comparable. Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

2020 Annual Report

20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Compared to December 31, 2019, the Company’s long-term debt decreased by $470.8 million, or 35% during 2020. The repayment of debt was funded by the cash generated from operating activities and from the issuances of common shares, which injected $563.1 million of cash. The share issuances explain most of the increase in shareholders’ equity as well.

As at December 31, 2020, the Company’s working capital (accounts receivable, inventory and prepaids less accounts payable) was $168.3 million compared to $149.2 million as at December 31, 2019. The increase is mainly attributable to business acquisitions and timing differences of receipts and payments.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations with their respective maturity dates at December 31, 2020, excluding future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured revolving facility – June 2023	125,428	—	125,428	—	—
Unsecured revolving facility – November 2021	7,461	7,461	—	—	—
Unsecured term loan – June 2022	322,200	—	322,200	—	—
Unsecured debenture – December 2024	157,171	—	—	157,171	—
Unsecured senior notes – December 2026	150,000	—	—	—	150,000
Conditional sales contracts	113,086	35,536	59,662	17,352	536
Lease liabilities	355,986	88,522	132,525	68,038	66,901
Total contractual obligations	1,231,332	131,519	639,815	242,561	217,437

On November 21, 2020, the Company renewed its credit facility for one year. The credit facility is unsecured and provides an availability of $25 million maturing in November 2021. The interest rate follows the same pricing grid applicable for the debt in the CAD $1,200 million revolving credit facility.

On December 18, 2020, the Company repaid, without penalty, the first tranche of CAD $200 million of its term loan which was to mature in June 2021.

Subsequent to year end, on January 13, 2021, the Company received $500 million proceed from a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing interest between 3.15% and 3.50%.

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

Covenants	Requirements	As at December 31, 2020
Funded debt-to- EBITDA ratio [ratio of total debt plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.33
EBITDAR-to-interest and rent ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	4.78

As at December 31, 2020, the Company had $29.5 million of outstanding letters of credit ($32.1 million on December 31, 2019).

As at December 31, 2020, the Company had $117.1 million of purchase commitments and $44.1 million of purchase orders that the Company intends to enter into a lease that is expected to materialize within a year (December 31, 2019 – $27.1 million and $9.0 million, respectively).

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          21

Dividends and outstanding share data

Dividends

The Company declared $21.3 million in dividends, or $0.23 (CAD $0.29) per common share, in the fourth quarter of 2020. The Board of Directors approved a quarterly dividend of $0.23 per outstanding common share of the Company’s capital, for an expected aggregate payment of $21.5 million to be paid on April 15, 2021 to shareholders of record at the close of business on March 31, 2021.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on October 14, 2020 and expires on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at December 31, 2020, and since the inception of this NCIB, the Company has not repurchased and cancelled any common shares.

For the year ended December 31, 2020, the Company repurchased 1,542,155 common shares (as compared to 6,409,446 in 2019) at a weighted average price of $24.64 per share (as compared to $30.03 in 2019) for a total purchase price of $38.0 million (as compared to $192.5 million in 2019).

Outstanding shares, stock options and restricted share units

A total of 93,397,985 common shares were outstanding as at December 31, 2020 (December 31, 2019 – 81,450,326). There was no material change in the Company’s outstanding share capital between December 31, 2020 and February 18, 2021.

As at December 31, 2020, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 2,982,514 (December 31, 2018 – 4,421,866) of which 2,111,364, were exercisable (December 31, 2019 – 3,039,635). On July 27, 2020, the Board of Directors approved the grant of 99,485 stock options under the Company’s stock option plan. Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at December 31, 2020, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 299,075 (December 31, 2019 – 239,337). On February 7, 2020, the Board of Directors approved the grant of 145,218 RSUs under the Company’s equity incentive plan. The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

As at December 31, 2020, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 147,121 (December 31, 2019 – nil). On February 7, 2020, the Board of Directors approved the grant of 145,218 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

OUTLOOK

The North American economy was impacted significantly in 2020 by the Coronavirus (COVID-19) pandemic before a general recovery began midyear. While many of the end markets served by TFI International remained relatively strong throughout, such as the transport of essential household goods, medical products and eCommerce, others such as business-to-business and transportation for the apparel and automotive industries have only recently begun to recover. In early February 2021, nearly one year since the onset of the pandemic, a broad economic recovery continues but significant uncertainty remains due to unknowns around more contagious COVID-19 strains, the distribution of vaccines and their overall effectiveness.

TFI International has remained fully operational during the ongoing pandemic with uninterrupted service, by leveraging its integrated and far-reaching network. Nonetheless, economic visibility is currently lower than normal, and a second wave of Coronavirus-related economic disruption could again result in social distancing mandates and lockdowns, adversely impacting end markets served by TFI’s operating companies and resulting in another round of declines in freight volumes and pricing. Additional uncertainties include stock market volatility and an ongoing heightened level of civil unrest, along with potential policy changes to be enacted by the new US presidential administration surrounding international trade, environmental mandates, tax and other matters.

2020 Annual Report

22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Management believes the Company is well prepared to navigate any further disruption in the economic landscape due to its focus on efficiency and its lean cost structure, partially reflecting cost reduction measures enacted in 2020 in response to the pandemic, as well as a longstanding focus on profitability, efficiency, and the rationalization of assets to avoid internal overcapacity. TFI is particularly well positioned to benefit from the expansion of eCommerce and from potential growth and cost synergies related to its recently announced acquisition of UPS Freight, expected to close during the second quarter of 2021. In addition, the Company continues to have strong liquidity and a conservative balance sheet.

Longer term, management believes its decisions over the past year have already facilitated the return to year-over-year growth, and that TFI’s current positioning, to be further enhanced by the pending acquisition of UPS Freight, should enable the Company to emerge even stronger when conditions normalize. Regardless of operating conditions, management’s goal is to build long-term shareholder value through consistent adherence to its operating principles, including the intense customer focus exhibited by its many dedicated professionals, its asset-light approach to the business, continual efforts to enhance efficiencies, and an effective strategy around industry consolidation.

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(unaudited) – (in millions of U.S. dollars, except per share data)	Q4’20	Q3’20*	Q2’20*	Q1’20*	Q4’19*	Q3’19*	Q2’19*	Q1’19*
Total revenue	1,122.0	936.1	798.5	924.5	989.0	988.4	1,000.3	925.9
Adjusted EBITDA[1]	193.5	189.4	167.6	149.1	163.4	167.9	176.7	141.1
Operating income from continuing operations	117.1	117.0	95.1	87.3	94.1	99.9	120.6	78.9
Net income	86.3	83.1	50.5	55.8	56.7	62.5	65.6	48.9
EPS – basic	0.92	0.91	0.58	0.66	0.70	0.75	0.78	0.57
EPS – diluted	0.91	0.90	0.57	0.65	0.68	0.74	0.76	0.56
Net income from continuing operations	86.3	83.1	50.5	55.8	58.0	62.5	74.8	48.9
EPS from continuing operations – basic	0.92	0.91	0.58	0.66	0.71	0.76	0.89	0.57
EPS from continuing operations – diluted	0.91	0.90	0.57	0.65	0.70	0.74	0.87	0.56
Adjusted net income[1]	93.4	87.5	67.2	52.6	60.1	66.8	76.3	50.4
Adjusted EPS – diluted[1]	0.98	0.94	0.76	0.61	0.72	0.79	0.88	0.58

*   Recasted for change in presentation currency form Canadian dollar to U.S. dollar.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. Higher 2020 and 2019 operating income was also driven by strong execution across the organization, increased quality of revenue, and cost efficiencies. The decline in Q2 2020 is due to COVID-19 related business interruptions.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss) from continuing operations: Net income or loss from continuing operations before finance income and costs and income tax expense (recovery), as stated in the consolidated financial statements.

[1]	Refer to the section “Non-IFRS financial measures”.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          23

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of IFRS and non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and sale of business, and loss from discontinued operations, net of tax and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 8.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income or loss from continuing operations before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets.

Segmented adjusted EBITDA refers to operating income (loss) from continuing operations before depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net income from continuing operations	86,328	57,955	275,675	244,225
Net finance costs	15,382	15,552	53,910	62,107
Income tax expense	15,412	19,277	86,982	76,536
Depreciation of property and equipment	43,753	44,721	170,520	168,720
Depreciation of right-of-use assets	21,618	19,508	80,496	77,326
Amortization of intangible assets	13,557	12,757	48,213	49,701
Gain on sale of business	(306)	—	(306)	—
Bargain purchase gain	—	—	(4,008)	(8,014)
(Gain) loss on sale of land and buildings	5	(8)	6	(9)
Gain on sale of assets held for sale	(2,211)	(6,365)	(11,899)	(21,571)
Adjusted EBITDA	193,538	163,397	699,589	649,021
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

2020 Annual Report

24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Package and Courier
Operating income	29,401	22,680	78,753	82,228
Depreciation and amortization	6,626	6,553	25,357	24,893
Gain on sale of land and buildings	(1)	—	—	—
(Gain) loss on sale of assets held for sale	(92)	62	(91)	(843)
Adjusted EBITDA	35,934	29,295	104,019	106,278
Less-Than-Truckload
Operating income	24,464	19,311	87,950	82,230
Depreciation and amortization	12,611	13,436	50,354	52,920
Loss on sale of land and buildings	1	—	1	—
(Gain) loss on sale of assets held for sale	8	(1,478)	56	(8,509)
Adjusted EBITDA	37,084	31,269	138,361	126,641
Truckload
Operating income	53,604	46,417	206,346	192,172
Depreciation and amortization	50,212	48,987	188,979	182,817
Gain on sale of business	(306)	—	(306)	—
Gain on sale of land and buildings	—	(8)	—	(9)
Gain on sale of assets held for sale	(2,127)	(4,949)	(11,864)	(12,339)
Adjusted EBITDA	101,383	90,447	383,155	362,641
Logistics
Operating income	26,462	14,216	84,459	57,447
Depreciation and amortization	9,342	7,717	33,429	33,597
Bargain purchase gain	—	—	(4,008)	(8,014)
Loss on sale of land and buildings	5	—	5	—
Adjusted EBITDA	35,809	21,933	113,885	83,030
Corporate
Operating loss	(16,809)	(9,840)	(40,941)	(31,209)
Depreciation and amortization	137	293	1,110	1,520
Loss on sale of assets held for sale	—	—	—	120
Adjusted EBITDA	(16,672)	(9,547)	(39,831)	(29,569)
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Free cash flow: Net cash from continuing operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 19.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures (excluding property), divided by the adjusted EBITDA

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          25

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net income from continuing operations	86,328	57,955	275,675	244,225
Net finance costs	15,382	15,552	53,910	62,107
Income tax expense	15,412	19,277	86,982	76,536
Depreciation of property and equipment	43,753	44,721	170,520	168,720
Depreciation of right-of-use assets	21,618	19,508	80,496	77,326
Amortization of intangible assets	13,557	12,757	48,213	49,701
Gain on sale of business	(306)	—	(306)	—
Bargain purchase gain	—	—	(4,008)	(8,014)
(Gain) loss on sale of land and buildings	5	(8)	6	(9)
Gain on sale of assets held for sale	(2,211)	(6,365)	(11,899)	(21,571)
Adjusted EBITDA	193,538	163,397	699,589	649,021
Additions to rolling stock and equipment	(55,355)	(52,623)	(123,483)	(223,965)
Proceeds from sale of rolling stock and equipment	24,144	20,654	52,719	71,365
Adjusted EBITDA net of net rolling stock and equipment	162,327	131,428	628,825	496,421
Free cash flow conversion	83.9%	80.4%	89.9%	76.5%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Operating margin from continuing operations is calculated as operating income (loss) from continuing operations as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses from continuing operations before impairment of intangible assets, gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, and intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Operating expenses	1,004,884	896,248	3,364,567	3,520,677
Gain on sale of business	306	—	306	—
Bargain purchase gain	—	—	4,008	8,014
Gain (loss) on sale of land and building	(5)	8	(6)	9
Gain on sale of assets held for sale	2,211	6,365	11,899	21,571
Adjusted operating expenses	1,007,396	902,621	3,380,774	3,550,271
Fuel surcharge revenue	(73,859)	(105,315)	(296,831)	(425,969)
Adjusted operating expenses, net of fuel surcharge revenue	933,537	797,306	3,083,943	3,124,302
Revenue before fuel surcharge	1,048,147	883,717	3,484,303	3,477,576
Adjusted operating ratio	89.1%	90.2%	88.5%	89.8%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

2020 Annual Report

26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Less-Than-Truckload
Total revenue	157,628	175,319	589,235	727,249
Total operating expenses	133,164	156,008	501,285	645,019
Operating income	24,464	19,311	87,950	82,230
Operating expenses	133,164	156,008	501,285	645,019
Gain (loss) on sale of land and buildings and assets held for sale	(9)	1,478	(57)	8,509
Adjusted operating expenses	133,155	157,486	501,228	653,528
Fuel surcharge revenue	(16,547)	(24,016)	(66,384)	(100,030)
Adjusted operating expenses, net of fuel surcharge revenue	116,608	133,470	434,844	553,498
Revenue before fuel surcharge	141,081	151,303	522,851	627,219
Adjusted operating ratio	82.7%	88.2%	83.2%	88.2%
Truckload
Total revenue	477,262	469,798	1,748,359	1,891,554
Total operating expenses	423,658	423,381	1,542,013	1,699,382
Operating income	53,604	46,417	206,346	192,172
Operating expenses	423,658	423,381	1,542,013	1,699,382
Gain on sale of business	306	—	306	—
Gain on sale of land and buildings and assets held for sale	2,127	4,957	11,864	12,348
Adjusted operating expenses	426,091	428,338	1,554,183	1,711,730
Fuel surcharge revenue	(39,127)	(57,038)	(163,522)	(233,757)
Adjusted operating expenses, net of fuel surcharge revenue	386,964	371,300	1,390,661	1,477,973
Revenue before fuel surcharge	438,135	412,760	1,584,837	1,657,797
Adjusted operating ratio	88.3%	90.0%	87.7%	89.2%
Truckload – Revenue before fuel surcharge
U.S. based Conventional TL	161,476	156,678	632,590	646,782
Canadian based Conventional TL	58,497	56,668	206,418	226,816
Specialized TL	219,093	200,452	749,655	791,087
Eliminations	(931)	(1,038)	(3,826)	(6,888)
	438,135	412,760	1,584,837	1,657,797
Truckload – Fuel surcharge revenue
U.S. based Conventional TL	19,006	26,720	81,222	112,165
Canadian based Conventional TL	4,798	7,677	19,408	31,628
Specialized TL	15,244	22,686	63,018	90,650
Eliminations	79	(45)	(126)	(686)
	39,127	57,038	163,522	233,757
Truckload – Operating income
U.S. based Conventional TL	13,722	11,931	51,857	55,055
Canadian based Conventional TL	8,673	8,001	28,337	32,610
Specialized TL	31,209	26,485	126,152	104,507
	53,604	46,417	206,346	192,172

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          27

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
U.S. based Conventional TL
Operating expenses**	166,760	171,467	661,955	703,892
Gain on sale of land and buildings and assets held for sale	—	—	1,103	—
Adjusted operating expenses	166,760	171,467	663,058	703,892
Fuel surcharge revenue	(19,006)	(26,720)	(81,222)	(112,165)
Adjusted operating expenses, net of fuel surcharge revenue	147,754	144,747	581,836	591,727
Revenue before fuel surcharge	161,476	156,678	632,590	646,782
Adjusted operating ratio	91.5%	92.4%	92.0%	91.5%
Canadian based Conventional TL
Operating expenses**	54,622	56,344	197,489	225,834
Gain on sale of land and buildings and assets held for sale	—	8	—	8
Adjusted operating expenses	54,622	56,352	197,489	225,842
Fuel surcharge revenue	(4,798)	(7,677)	(19,408)	(31,628)
Adjusted operating expenses, net of fuel surcharge revenue	49,824	48,675	178,081	194,214
Revenue before fuel surcharge	58,497	56,668	206,418	226,816
Adjusted operating ratio	85.2%	85.9%	86.3%	85.6%
Specialized TL
Operating expenses**	203,128	196,653	686,521	777,230
Gain on sale of business	306	—	306	—
Gain on sale of assets held for sale	2,127	4,949	10,761	12,340
Adjusted operating expenses	205,561	201,602	697,588	789,570
Fuel surcharge revenue	(15,244)	(22,686)	(63,018)	(90,650)
Adjusted operating expenses, net of fuel surcharge revenue	190,317	178,916	634,570	698,920
Revenue before fuel surcharge	219,093	200,452	749,655	791,087
Adjusted operating ratio	86.9%	89.3%	84.6%	88.3%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.
**	Operating expenses excluding intra TL eliminations

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

•	the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
•

the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;

•

some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;

2020 Annual Report

28	MANAGEMENT’S DISCUSSION AND ANALYSIS

•

some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;

•

many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;

•

the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•

some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations, such as regulations requiring the use of electronic logging devices “ELDs” in the United States, which may allow such competitors to take advantage of additional driver productivity;

•

advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•

some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;

•	the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•	competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•

higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability (“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”).

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          29

Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations.

As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that we will be able to maintain our current safety ratings or that we will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2015, the U.S. Congress passed a new highway funding bill called Fixing America’s Surface Transportation Act (the “FAST Act”), which calls for significant CSA reform. The FAST Act directs the FMCSA to conduct studies of the scoring system used to generate CSA rankings to determine if it is effective in identifying high-risk carriers and predicting future crash risk. This study was conducted and delivered to the FMCSA in June 2017 with several recommendations to make the CSA program more fair, accurate and reliable. In June 2018, the FMCSA provided a report to the U.S. Congress outlining the changes it may make to the CSA program in response to the study. Such changes include the testing and possible adoption of a revised risk modeling theory, potential collection and dissemination of additional carrier data and revised measures for intervention thresholds. The adoption of such changes is contingent on the results of the new modeling theory and additional public feedback. Thus, it is unclear if, when and to what extent such changes to the CSA program will occur. The FAST Act is set to expire in September 2020, and the U.S. Congress has noted its intent to consider a multiyear highway measure that would update the FAST Act, which could lead to further changes to the CSA program. Any changes that increase the likelihood of the Company receiving unfavorable scores could materially adversely affect the Company’s results of operations and profitability.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule pursuant to which the compliance date for state driver’s licensing agencies for certain Drug and Alcohol Clearinghouse requirements were extended for three years. The December 2016 commercial driver’s license rule initially required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states to delay compliance with the requirement until January 2023.

In addition, other rules have been recently proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials recently delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In 2019 U.S. Congressional representatives proposed a similar rule related to speed limiting devices. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company currently has a satisfactory DOT rating for each of its U.S. operations, which is the highest available rating under the current safety rating scale. If the Company were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating.

2020 Annual Report

30	MANAGEMENT’S DISCUSSION AND ANALYSIS

The proposed regulations were withdrawn in March 2017, but the FMCSA noted that a similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA also recently announced plans to conduct a new study on the causation of certain crashes. Although it remains unclear whether such a study will ultimately be undertaken and completed, the results of such a study could spur further proposed and/or final rules regarding safety and fitness in the United States.

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service. Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network. In August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth. It would also extend by two hours the duty time for drivers encountering adverse weather, and extend the short haul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours. It is unclear how long the process of finalizing a final rule will take, if one does come to fruition. Any future changes to hours of service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing tractor emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions. These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered tractors (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new tractors and trailers and may require the Company to retrofit certain of its tractors and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit Court of Appeals decision stands. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws. The FMCSA’s decision has been appealed by labour groups and multiple lawsuits have been filed in U.S. federal courts seeking to overturn the decision, and thus it is uncertain whether it will stand. Current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws. As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company. There is proposed federal legislation to solidify the pre-emption of state and local wage and hour laws applied to interstate truck drivers; however, passage of such legislation is uncertain. If U.S. federal legislation is not passed, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labour costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          31

This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items. These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy, hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A growing portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The United States has imposed tariffs on certain imported steel and aluminum. The implementation of these tariffs, as well as the imposition of additional tariffs or quotas or changes to certain trade agreements, including tariffs applied to goods traded between the United States and China, could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) has been ratified by the United States and Mexico but must be ratified by the Parliament of Canada before it enters into effect. The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative. The USMCA is now in the process of being ratified by each country. It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry. However, given the amount of North American trade that moves by truck, if the USMCA enters into effect, it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

In December 2017, the United States enacted comprehensive tax legislation, commonly referred to as the 2017 Tax Cuts and Jobs Act. The new law requires complex computations not previously required by U.S. tax law. The Treasury has issued final regulations and interpretive guidance on specific areas since the 2017 Tax Cuts and Jobs Act was enacted, but there remain significant regulations that are still awaiting finalization. The finalization of these proposed regulations could have a material adverse effect on the Corporation’s results in future periods. Further, compliance with the new law and the accounting for such provisions require preparation and analysis of information not previously required or regularly produced. In addition, the U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods.

2020 Annual Report

32	MANAGEMENT’S DISCUSSION AND ANALYSIS

The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

•

the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;

•	a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
•

tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate; and

•

increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess tractor and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) recruiting and retaining qualified drivers; (iv) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (v) compliance with ongoing regulatory requirements; (vi) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare costs in the United States.

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

•	the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;
•	freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
•	the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          33

•

the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;

•

customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and

•	lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centres or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, all of which could limit our ability to meet customer demand, as well as reduce customer demand.

Certain of the Company’s office personnel, has been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results. Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased economic and demand uncertainty. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. Risks related to a slowdown or recession are described in our risk factor titled “General Economic, Credit and Business Conditions”.

The extent to which COVID-19 could impact the Company’s operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or London Interbank Offered Rate (Libor).

2020 Annual Report

34	MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Currency Fluctuations. The Company’s financial results are reported in Canadian dollars and a growing portion of the Company’s revenue and operating costs are realized in currencies other than the Canadian dollar, primarily the U.S. dollar. The exchange rates between these currencies and the Canadian dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the Canadian dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’ compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          35

Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Employee Relations. Most of the Company’s unionized employees are Canadian employees with a small number of unionized employees in the United States. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees in the United States will not attempt to unionize. If the Company fails to extend or renegotiate the Company’s collective agreements, if disputes with the Company’s unions arise, or if the Company’s unionized or non-unionized workers engage in a strike or other work stoppage or interruption, the Company could experience a significant disruption of, or inefficiencies in, its operations or incur higher labour costs, which could have a material adverse effect on the Company’s business, results of operations, financial condition and liquidity.

At the date hereof, the collective agreements between the Company and the vast majority of its unionized employees have been renewed. The Company’s collective agreements have a variety of expiration dates, to the last of which is in September 2024. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven tractors for expedited shipments requires two drivers per tractor, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per tractor. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s tractors without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S. independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage.

2020 Annual Report

36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the tractors with its drivers, the Company may incur losses on amounts owed to it with respect to such tractors.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have recently issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees). AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims. Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade, occupation, or business. How AB5 will be enforced is still to be determined. While it was set to enter into effect in January 2020, a federal judge in California issued a preliminary injunction barring the enforcement of AB5 on the trucking industry while the California Trucking Association (“CTA”) moves forward with its suit seeking to invalidate AB5. While this preliminary injunction provides temporary relief to the enforcement of AB5, it remains unclear how long such relief will last, whether the CTA will ultimately be successful in invalidating the law, and whether other U.S. States will enact laws similar to AB5.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favour of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labour, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

•	loss of drivers, key employees, customers or contracts;
•

possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain or improve the safety or quality of services that have historically been provided;
•	inability to retain, integrate, hire or recruit qualified employees;
•	unanticipated environmental or other liabilities;
•	failure to coordinate geographically dispersed organizations; and

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          37

•	the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

In addition, the Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, The Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth. Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous.

2020 Annual Report

38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred.

In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labour disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          39

In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favourable terms. The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually. The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets. If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets. Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2021 to 2026. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favourable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such renewal or refinancing, as the case may be, occurs on terms materially less favourable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favourable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favourable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous tractors could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations. The Company has experienced an increase in prices for new tractors in recent years, and the resale value of the tractors has not increased to the same extent. Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured tractors, trailers and diesel engines; and (iii) the pricing discretion of equipment manufacturers. Increased regulation has increased the cost of the Company’s new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses. Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity. These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective. Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements. Furthermore, future use of autonomous tractors could increase the price of new tractors and decrease the value of used non-autonomous tractors. The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons. As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts. A decrease in vendor output may have a materially adverse effect on the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and to maintain a late model fleet. Moreover, an inability to obtain an adequate supply of new tractors or trailers could have a material adverse effect on the Company’s business, financial condition, and results of operation.

2020 Annual Report

40	MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers. If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment. The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market. The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal. These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value. This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements. Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials. The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties. If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2020. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favourable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural and man-made disasters and other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, fire, earthquake, power loss, telecommunications failure, terrorist attacks and Internet failures.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          41

The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. For example, during the year ended December 31, 2019, the Company recognized a net loss on an accident claim of CAD $14.2 million (CAD $16.6 million net of CAD $2.4 million of tax recovery). In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Internal Control. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations. In addition and when required, any testing by the Company conducted in connection with section 404 of the U.S. Sarbanes-Oxley Act, or the subsequent testing by the Company’s independent registered public accounting firm, may reveal deficiencies in the Company’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to the Company’s consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a negative effect on the trading price of the Common Shares.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million. The Company buys and sells business units in the normal course of its business. Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size. In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable. These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier. The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumours thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter. The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends. Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above. Any future repurchase of shares by the Company is uncertain.

2020 Annual Report

42	MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets related to business combinations

•	Projected future cashflows
•	Acquisition specific discount rate
•	Attrition rate established from historical trends

Impairment tests for goodwill

•	Discount rates
•	Forecasted revenue growth, operating margin, EBITDA margin as well as capital expenditures
•	Comparable public company EBITDA multiples

Self-Insurance and litigations

•	Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims
•	Third party evaluations

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2020 and have been applied in preparing the audited consolidated financial statements:

Definition of a business (Amendments to IFRS 3)

Amendments to Hedge Accounting Requirements – IBOR Reform and its Effects on Financial Reporting (Phase 1)

These new standards did not have a material impact on the Company’s audited consolidated financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2020, and have not been applied in preparing the audited consolidated financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Onerous Contracts – Cost of fulfilling a Contract (Amendments to IAS 37)

Interest Rate Benchmark Reform – Phase 2

(Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

Further information can be found in note 3 of the December 31, 2020 audited consolidated financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) Act, the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

•	their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
•	the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting.

TFI International

MANAGEMENT’S DISCUSSION AND ANALYSIS          43

Disclosure controls and procedures (“DC&P”)

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•

information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

As at December 31, 2020, an evaluation was carried out, under the supervision of the CEO and the CFO, of the design and operating effectiveness of the Company’s DC&P. Based on this evaluation, the CEO and the CFO concluded that the Company’s DC&P were appropriately designed and were operating effectively as at December 31, 2020.

Internal controls over financial reporting (“ICFR”)

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2020, an evaluation was carried out, under the supervision of the CEO and the CFO, of the design and operating effectiveness of the Company’s ICFR. Based on this evaluation, the CEO and the CFO concluded that the ICFR were appropriately designed and were operating effectively as at December 31, 2020, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Changes in internal controls over financial reporting

No changes were made to the Company’s ICFR during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

2020 Annual Report

44

MANAGEMENT’S RESPONSIBILITY

The consolidated financial statements of TFI International Inc. and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with International Financial Reporting Standards. They include some amounts that are based on management’s best estimates and judgement. Financial information included elsewhere in the annual report is consistent with that in the financial statements.

The management of TFI International Inc. has developed and maintains an internal accounting system and administrative controls in order to provide reasonable assurance that the financial transactions are properly recorded and carried out with the necessary approval, and that the consolidated financial statements are properly prepared and the assets properly safeguarded.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company’s annual consolidated financial statements and recommends their approval by the Board of Directors.

These financial statements have been audited by the independent auditors, KPMG LLP, whose report follows.

Alain Bédard, FCPA, FCA
Chairman of the Board,
President and Chief Executive Officer
February 18, 2021

TFI International

45

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of TFI International Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of TFI International Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2020 and 2019 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the financial performance and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Presentation Currency

As discussed in Note 2(c) to the consolidated financial statements, the Company has elected to change its presentation currency from Canadian dollars to United States dollars effective December 31, 2020 and it has been applied retrospectively. The Company has included the presentation of the statement of financial position as of January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the self-insurance provisions

As discussed in Note 17 to the consolidated financial statements, the Company has $47.7 million of self-insurance provisions as of December 31, 2020. As discussed in Note 3(l), self-insurance provisions represent the uninsured portion of outstanding claims at year-end, related to cargo loss, bodily injury, worker’s compensation and property damages. The Company records an estimate of the provisions for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported.

2020 Annual Report

46

INDEPENDENT AUDITORS’ REPORT (continued)

We identified the assessment of the self-insurance provisions as a critical audit matter. Significant auditor judgment was required to evaluate the amounts that will ultimately be paid to settle these claims. Significant assumptions that affected the estimated provisions included the consideration of historical claim experience, severity factors affecting the amounts ultimately paid which are used to determine the loss development pattern, and current and expected levels of cost per claims which are used to determine expected loss ratios. Additionally, the provisions included estimates for claims that have been incurred but have not been reported, and specialized skills and knowledge were needed to evaluate the actuarial methods and assumptions used to assess these estimates.

The following are the primary procedures we performed to address this critical audit matter. For claims for which the estimate is determined using actuarial methods, which included all claims incurred but not reported, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

•	comparing the Company’s actuarial reserving methods with generally accepted actuarial standards
•	evaluating assumptions used in determining the provisions, including the loss development pattern and the expected loss ratios
•

developing an expected range of the provisions, including for claims incurred but not reported, by applying actuarial methods and assumptions to the Company’s data and comparing to the Company’s estimated provisions.

For claims for which the estimate is not determined using actuarial methods, for a selection of claims, we confirmed with the Company’s external counsel regarding the Company’s evaluation of claims and any excluded claims.

We have served as the Company’s auditor since 2003.

Montréal, Canada
February 18, 2021

*	CPA auditor, CA, public accountancy permit No. A123145

TFI International

CONSOLIDATED STATEMENTS OF INCOME	47

DECEMBER 31, 2020 AND 2019 AND JANUARY 1, 2019

		As at December 31,	As at December 31,	As at January 1,
(in thousands of U.S. dollars)	Note	2020	2019*	2019**
Assets
Cash and cash equivalents		4,297	—	—
Trade and other receivables	7	597,873	452,241	463,075
Inventoried supplies		8,761	10,659	9,350
Current taxes recoverable		7,606	13,211	9,541
Prepaid expenses		29,904	27,777	28,256
Derivative financial instruments	26	—	30	3,980
Assets held for sale		4,331	3,561	5,551
Other assets	12	—	19,105	—
Current assets		652,772	526,584	519,753
Property and equipment	9	1,074,428	1,125,429	1,023,595
Right-of-use assets	10	337,285	334,168	—
Intangible assets	11	1,749,773	1,505,160	1,393,854
Other assets	12	23,899	8,655	24,685
Deferred tax assets	18	11,207	8,824	4,698
Derivative financial instruments	26	—	—	2,159
Non-current assets		3,196,592	2,982,236	2,448,991
Total assets		3,849,364	3,508,820	2,968,744
Liabilities
Bank indebtedness		—	2,927	9,041
Trade and other payables	13	468,238	341,443	348,618
Current taxes payable		33,220	4,658	13,892
Provisions	17	17,452	18,264	18,372
Other financial liabilities		4,031	2,043	1,446
Derivative financial instruments	26	—	649	—
Long-term debt	14	42,997	41,305	89,679
Lease liabilities	15	88,522	76,326	—
Current liabilities		654,460	487,615	481,048
Long-term debt	14	829,547	1,302,002	1,071,751
Lease liabilities	15	267,464	279,265	—
Employee benefits	16	15,502	14,310	11,824
Provisions	17	36,803	22,522	31,375
Other financial liabilities		22,699	2,810	4,329
Derivative financial instruments	26	—	684	—
Deferred tax liabilities	18	232,712	240,320	212,535
Non-current liabilities		1,404,727	1,861,913	1,331,814
Total liabilities		2,059,187	2,349,528	1,812,862
Equity
Share capital	19	1,120,049	678,915	697,232
Contributed surplus	19, 21	19,783	19,549	19,082
Accumulated other comprehensive income		(154,723)	(173,398)	(200,029)
Retained earnings		805,068	634,226	639,597
Equity attributable to owners of the Company		1,790,177	1,159,292	1,155,882
Contingencies, letters of credit and other commitments	27
Subsequent events	29
Total liabilities and equity		3,849,364	3,508,820	2,968,744
*	Recasted for change in presentation currency (see note 2c))
**	Recasted for change in presentation currency (see note 2c)) prior to the adoption of IFRS 16

The notes on pages 52 to 98 are an integral part of these consolidated financial statements.

On behalf of the Board:

	Director		Director
Alain Bédard		André Bérard

2020 Annual Report

48	CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of U.S. dollars, except per share amounts)	Note	2020	2019*

Revenue		3,484,303	3,477,576
Fuel surcharge		296,831	425,969
Total revenue		3,781,134	3,903,545

Materials and services expenses	22	2,051,835	2,134,720
Personnel expenses	23	888,185	980,785
Other operating expenses		150,572	156,121
Depreciation of property and equipment	9	170,520	168,720
Depreciation of right-of-use assets	10	80,496	77,326
Amortization of intangible assets	11	48,213	49,701
Gain on sale of business		(306)	—
Bargain purchase gain	5	(4,008)	(8,014)
Gain on sale of rolling stock and equipment		(7,888)	(15,386)
Gain on derecognition of right-of-use assets		(1,159)	(1,716)
Loss (gain) on sale of land and buildings		6	(9)
Gain on sale of assets held for sale		(11,899)	(21,571)
Total operating expenses		3,364,567	3,520,677

Operating income		416,567	382,868

Finance (income) costs
Finance income	24	(2,776)	(2,285)
Finance costs	24	56,686	64,392
Net finance costs		53,910	62,107

Income before income tax		362,657	320,761
Income tax expense	25	86,982	76,536
Net income from continuing operations		275,675	244,225
Net loss from discontinued operations		—	(10,548)

Net income for the year attributable to owners of the Company		275,675	233,677

Earnings per share attributable to owners of the Company
Basic earnings per share	20	3.09	2.80
Diluted earnings per share	20	3.03	2.74

Earnings per share from continuing operations attributable to owners of the Company
Basic earnings per share	20	3.09	2.93
Diluted earnings per share	20	3.03	2.86
*	Recasted for changes in presentation currency (see note 2c)) and mark-to-market gain (loss) on deferred share units presentation (see note 24)

The notes on pages 52 to 98 are an integral part of these consolidated financial statements.

TFI International

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	49

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of U.S. dollars)	2020	2019*

Net income for the year attributable to owners of the Company	275,675	233,677

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	21,182	17,476
Net investment hedge, net of tax	(2,010)	12,158
Changes in fair value of cash flow hedge, net of tax	(487)	(7,394)
Employee benefits, net of tax	(10)	32
Items that may never be reclassified to income
Defined benefit plan remeasurement	(1,623)	(1,228)
Items directly reclassified to retained earnings:
Unrealized gain on investment in equity securities measured at fair value through OCI, net of tax	—	970
Other comprehensive income for the year, net of tax	17,052	22,014

Total comprehensive income for the year attributable to owners of the Company	292,727	255,691
*	Recasted for change in presentation currency (see note 2c))

The notes on pages 52 to 98 are an integral part of these consolidated financial statements.

2020 Annual Report

50	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of U.S. dollars)	Note	Share capital	Contributed surplus	Accumulated unrealized loss on employee benefit plans	Accumulated cash flow hedge gain (loss)	Accumulated foreign currency translation differences & net investment hedge	Accumulated unrealized loss on investment in equity securities	Retained earnings	Total equity attributable to owners of the Company

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	—	634,226	1,159,292

Net income for the year		—	—	—	—	—	—	275,675	275,675
Other comprehensive income (loss) for the year, net of tax		—	—	(10)	(487)	19,172	—	(1,623)	17,052
Total comprehensive income (loss) for the year		—	—	(10)	(487)	19,172	—	274,052	292,727

Share-based payment transactions	21	—	7,046	—	—	—	—	—	7,046
Stock options exercised	19, 21	25,915	(4,554)	—	—	—	—	—	21,361
Issuance of shares, net of expenses	19	425,350	—	—	—	—	—	—	425,350
Dividends to owners of the Company	19	—	—	—	—	—	—	(72,735)	(72,735)
Repurchase of own shares	19	(12,025)	—	—	—	—	—	(25,996)	(38,021)
Net settlement of restricted share units	19, 21	1,894	(2,258)	—	—	—	—	(4,479)	(4,843)
Total transactions with owners, recorded directly in equity		441,134	234	—	—	—	—	(103,210)	338,158

Balance as at December 31, 2020		1,120,049	19,783	(379)	—	(154,344)	—	805,068	1,790,177

Balance as at January 1, 2019*		697,232	19,082	(401)	7,881	(203,150)	(4,359)	639,597	1,155,882

Adjustment on initial application of IFRS 16		—	—	—	—	—	—	(18,880)	(18,880)

Net income for the year		—	—	—	—	—	—	233,677	233,677
Other comprehensive income (loss) for the year, net of tax		—	—	32	(7,394)	29,634	970	(1,228)	22,014
Realized loss on equity securities, net of tax		—	—	—	—	—	3,389	(3,389)	—
Total comprehensive income (loss) for the year		—	—	32	(7,394)	29,634	4,359	229,060	255,691

Share-based payment transactions	21	—	6,227	—	—	—	—	—	6,227
Stock options exercised	19, 21	20,580	(4,233)	—	—	—	—	—	16,347
Dividends to owners of the Company	19	—	—	—	—	—	—	(61,631)	(61,631)
Repurchase of own shares	19	(39,621)	—	—	—	—	—	(152,835)	(192,456)
Net settlement of restricted share units	19, 21	724	(1,527)	—	—	—	—	(1,085)	(1,888)
Total transactions with owners, recorded directly in equity		(18,317)	467	—	—	—	—	(215,551)	(233,401)

Balance as at December 31, 2019*		678,915	19,549	(369)	487	(173,516)	—	634,226	1,159,292
*	Recasted for change in presentation currency (see note 2c))

The notes on pages 52 to 98 are an integral part of these consolidated financial statements.

TFI International

CONSOLIDATED STATEMENTS OF CASH FLOWS	51

YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands of U.S. dollars)	Note	2020	2019*

Cash flows from operating activities
Net income for the year		275,675	233,677
Net loss from discontinued operations		—	(10,548)
Net income from continuing operations		275,675	244,225
Adjustments for
Depreciation of property and equipment	9	170,520	168,720
Depreciation of right-of-use assets	10	80,496	77,326
Amortization of intangible assets	11	48,213	49,701
Share-based payment transactions	21	7,046	6,227
Net finance costs	24	53,910	62,107
Income tax expense	25	86,982	76,536
Gain on sale of business		(306)	—
Bargain purchase gain	5	(4,008)	(8,014)
Gain on sale of property and equipment		(7,882)	(15,395)
Gain on derecognition of right-of-use assets		(1,159)	(1,716)
Gain on sale of assets held for sale		(11,899)	(21,571)
Provisions and employee benefits		6,274	(3,696)
		703,862	634,450
Net change in non-cash operating working capital	8	33,661	16,337
Cash generated from operating activities before the following		737,523	650,787
Interest paid		(50,366)	(65,075)
Income tax paid		(73,256)	(85,216)
Settlement of derivative contract		(3,039)	—
Net cash from continuing operating activities		610,862	500,496
Net cash used in discontinued operating activities		—	(12,022)
Net cash from operating activities		610,862	488,474

Cash flows from investing activities
Purchases of property and equipment	9	(142,710)	(261,295)
Proceeds from sale of property and equipment		52,116	71,754
Proceeds from sale of assets held for sale		24,480	39,146
Purchases of intangible assets	11	(1,665)	(3,636)
Proceeds from sale of business		2,351	—
Business combinations, net of cash acquired	5	(327,650)	(150,912)
Proceeds from sale of intangible assets		—	201
Purchases of investments		(7,446)	(600)
Proceeds from sale of investments		—	1,814
Proceeds from collection of promissory notes	12	18,892	—
Others		3,151	(329)
Net cash used in continuing investing activities		(378,481)	(303,857)

Cash flows from financing activities
Decrease in bank indebtedness		(2,231)	(6,083)
Proceeds from long-term debt	14	33,175	328,045
Repayment of long-term debt	14	(191,221)	(103,247)
Net decrease in revolving facilities	14	(326,201)	(88,229)
Repayment of lease liabilities	15	(82,587)	(75,072)
Increase (decrease) in other financial liabilities		4,738	(1,556)
Dividends paid		(67,604)	(60,478)
Repurchase of own shares	19	(38,021)	(192,455)
Proceeds from the issuance of common shares, net of expenses	19	425,350	—
Proceeds from exercise of stock options	19	21,361	16,347
Repurchase of own shares for restricted share unit settlement	19	(4,843)	(1,889)
Net cash used in continuing financing activities		(228,084)	(184,617)

Net change in cash and cash equivalents		4,297	—
Cash and cash equivalents, beginning of year		—	—
Cash and cash equivalents, end of year		4,297	—
*	Recasted for changes in presentation currency (see notes 2c) and mark-to-market gain (loss) on deferred share units presentation (see note 24)

The notes on pages 52 to 98 are an integral part of these consolidated financial statements.

2020 Annual Report

52	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The consolidated financial statements of the Company as at and for the years ended December 31, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2021.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;
•	liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;
•	the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and
•	assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

These consolidated financial statements are expressed in U.S. dollars, except where otherwise indicated.

c)	Functional and presentation currency

The Company has elected to change its presentation currency from Canadian dollars (“CAD” or “CDN$”) to United States dollars (“U.S. dollars” or “USD”) effective December 31, 2020. Management is of the view that financial reporting in USD provides a more relevant presentation of the group’s financial position in comparison to its peers. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative purposes, the historical consolidated financial statements have been recast to U.S. dollars using the procedures outlined below:

•	Consolidated Statements of Income, Comprehensive Income, and Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant periods.
•	Assets and liabilities in the Consolidated Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.
•

Equity in the Consolidated Statement of Financial Position and Consolidated Statement of Changes in Equity, including foreign currency translation reserve and net investment hedge, retained earnings, share capital, contributed surplus and other reserves, have been translated into U.S. dollars using historical rates.

•	Consolidated Earnings per share and dividend disclosures have also been translated to U.S. dollars to reflect the change in presentation currency.

The Company has also presented an opening consolidated statement of financial position as at January 1, 2019 in USD which does not reflect adjustments related to the adoption of IFRS 16, which has been derived from the consolidated financial statements as at and for the year ended December 31, 2018. The Company’s consolidated financial statements are now presented in U.S. dollars. All information in these consolidated financial statements is presented in USD unless otherwise specified.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	53

2.	Basis of preparation (continued)
c)	Functional and presentation currency (continued)

The Company’s functional currency remains Canadian dollar. Translation gains and losses from the application of the U.S. dollar as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions and the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

Information about critical judgments, assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

Note 5 – Establishing the fair value of intangible assets related to business combinations;

Note 11 – Determining estimates and assumptions related to the determination of the recoverable amount of goodwill when it is tested for impairment; and

Note 17 – Determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. The accounting policies have been applied consistently by Group entities.

a)	Basis of consolidation
i)	Business combinations

The Group measures goodwill as the fair value of the consideration transferred including the fair value of liabilities resulting from contingent consideration arrangements, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in income or loss.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination, are expensed as incurred.

ii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

iii)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

2020 Annual Report

54	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

3.Significant accounting policies (continued)

b)	Foreign currency translation
i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated at the rate in effect on the transaction date. Income and expense items denominated in foreign currency are translated at the date of the transactions. Gains and losses are included in income or loss.

ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on business combinations, are translated to Canadian dollars at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars at the average exchange rate in effect during the reporting period.

Foreign currency differences are recognized in other comprehensive income (“OCI”) in the accumulated foreign currency translation differences account.

When a foreign operation is disposed of, the relevant amount in the cumulative amount of foreign currency translation differences is transferred to income or loss as part of the income or loss on disposal. On the partial disposal of a subsidiary while retaining control, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to income or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the accumulated foreign currency translation differences account.

Translation gains and losses from the application of U.S dollars as the presentation currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment.

c)	Financial instruments
i)	Non-derivative financial assets

The Group initially recognizes financial assets on the trade date at which the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value, except for trade receivables which are initially measured at their transaction price when the trade receivables do not contain a significant financing component. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Group classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets and depending on the purpose for which the financial assets were acquired.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	55

3.	Significant accounting policies (continued)
c)	Financial instruments (continued)
i)	Non-derivative financial assets (continued)

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Group currently classifies its cash equivalents, trade and other receivables and long-term non-trade receivables included in other non-current assets as financial assets measured at amortized cost.

The Group recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Group has a portfolio of trade receivables at the reporting date. The Group uses a provision matrix to determine the lifetime expected credit losses for the portfolio.

The Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in income or loss and reflected in an allowance account against trade and other receivables.

Financial assets measured at fair value

These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in income or loss. However, for investments in equity instruments that are not held for trading, the Group may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

Financial assets measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

ii)	Non-derivative financial liabilities

The Group initially recognizes debt issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

A financial liability is derecognized when its contractual obligations are discharged or cancelled or expire.

Financial liabilities are classified into financial liabilities measured at amortized cost and financial liabilities measured at fair value.

Financial liabilities measured at amortized cost

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Group currently classifies bank indebtedness, trade and other payables and long-term debt as financial liabilities measured at amortized cost.

2020 Annual Report

56	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

3.	Significant accounting policies (continued)
c)	Financial instruments (continued)
ii)	Non-derivative financial liabilities (continued)

Financial liabilities measured at fair value

Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Group currently classifies its contingent consideration liability in connection with a business acquisition as a financial liability measured at fair value.

iii)	Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction to share capital, net of any tax effects.

When share capital recognized as equity is repurchased, share capital is reduced by the amount equal to weighted average historical cost of repurchased equity. The excess amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from retained earnings.

iv)	Derivative financial instruments

The Group uses derivative financial instruments to manage its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through income or loss.

Derivatives and embedded derivatives are recognized initially at fair value; related transaction costs are recognized in income or loss as incurred. Subsequent to initial recognition, derivatives and embedded derivatives are measured at fair value, and changes therein are recognized in net change in fair value of foreign exchange derivatives in income or loss with the exception of net change in fair value of cross currency interest rate swap contracts recognized in net foreign exchange gain or loss in income or loss.

d)	Hedge accounting

Management’s risk strategy is focused on reducing the variability in profit or losses and cash flows associated with exposure to market risks. Hedge accounting is used to reduce this variability to an acceptable level. The hedges employed by the Group reduce the currency and interest rate fluctuation exposures.

On the initial designation of a hedging relationship, the Group formally documents the relationship between the hedging instrument and the hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items throughout the period for which the hedge is designated.

Net investment hedge

The Group designates a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge. The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operation and the Company’s functional currency (CAD), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in foreign operations are recognized in other comprehensive income to the extent that the hedge is effective, and are presented in the currency translation differences account within equity. To the extent that the hedge is ineffective, such differences are recognized in income or loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to income or loss as part of the gain or loss on disposal.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	57

3.	Significant accounting policies (continued)
d)	Hedge accounting (continued)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect income or loss, the effective portion of changes in the fair value of the derivatives is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect income or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income remains in accumulated other comprehensive income until the forecasted transaction affects income or loss. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in income or loss.

e)	Property and equipment

Property and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset and borrowing costs on qualifying assets.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized in net income or loss.

Depreciation is based on the cost of an asset less its residual value and is recognized in income or loss over the estimated useful life of each component of an item of property and equipment.

The depreciation method and useful lives are as follows:

Categories	Basis	Useful lives
Buildings	Straight-line	15 – 40 years
Rolling stock	Primarily straight-line	3 – 20 years
Equipment	Primarily straight-line	5 – 12 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Property and equipment are reviewed for impairment in accordance with IAS 36 Impairment of Assets when there are indicators that the carrying value may not be recoverable.

f)	Intangible assets
i)	Goodwill

Goodwill that arises upon business combinations is included in intangible assets.

Goodwill is not amortized and is measured at cost less accumulated impairment losses.

ii)	Other intangible assets

Intangible assets consist of customer relationships, trademarks, non-compete agreements and information technology.

The Group determines the fair value of the customer relationship intangible assets using the discounted cash flow model and internally developed assumptions including:

1.	Forecasted revenue attributable to existing customer contracts and relationships;
2.	Estimated annual attrition rate;

2020 Annual Report

58	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

3.	Significant accounting policies (continued)
f)	Intangible assets (continued)
ii)	Other intangible assets (continued)
3.	Forecasted operating margins; and
4.	Discount rates

The internally developed assumptions are based on limited observable market information which cause measurement uncertainty, and the fair value of the customer related intangible assets are sensitive to changes to these assumptions.

Intangible assets that are acquired by the Group and have finite lives are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Categories	Useful lives
Customer relationships	5 – 20 years
Trademarks*	5 – 20 years
Non-compete agreements	3 – 10 years
Information technology	5 – 7 years
*	Includes indefinite useful life assets. They are reviewed at least annually for impairment (see note 11).

Useful lives are reviewed at each financial year-end and adjusted prospectively, if appropriate.

g)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

•

the contract involves the use of an identified asset – this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;

•	the Group has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•	the Group has the right to direct the use of the asset. The Group has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is a function of the Group’s incremental borrowing rate, the nature of the underlying asset, the location of the asset and the length of the lease. Generally, the Group uses its incremental borrowing rate as the discount rate.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	59

3.    Significant accounting policies (continued)

g)	Leases (continued)

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or leases and leases of low-value assets. The Group recognises these lease payments as an expense on a straight-line basis over the lease term.

Prior to adoption of IFRS 16, the Company applied IAS 17 and IFRIC 4 and leases with terms which indicated that the Group assumed substantially all the risks and rewards of ownership were classified as finance leases. Upon initial recognition the leased asset was measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset was accounted for in accordance with the accounting policy applicable to that asset.

Other leases were operating leases and the leased assets were not recognized in the Group’s statements of financial position.

On the initial application, a right-of-use asset and a lease liability were recorded as of January 1, 2019, for all outstanding lease contracts that met the definition of a lease, with any difference recorded in retained earnings, being recognized. An additional impact of $6.1 million on provisions and retained earnings was recognized for previously recorded straight-line rental costs under IAS 17. The Group also recognized a deferred tax liability which was recorded directly to retained earnings, and reclassed any assets recorded as finance lease from property and equipment to right-of-use assets, and the corresponding finance lease liability from long-term debt to the new lease liability presentation.

	As reported as at December 31, 2018	Adjustments	Restated balance as at January 1, 2019
Property and equipment	1,023,595	(19,406)	1,004,189
Right-of-use assets	—	341,505	341,505
Provisions (including current portion)	(49,747)	6,092	(43,655)
Long-term debt (including current portion)	(1,161,430)	6,718	(1,154,712)
Lease liabilities (including current portion)	—	(361,107)	(361,107)
Deferred tax liabilities	(212,535)	7,376	(205,159)
Retained earnings	(639,597)	18,880	(620,717)

The following table reconciles the Group’s operating lease obligations at December 31, 2018, as previously disclosed in the Group’s audited annual consolidated financial statements, to the lease obligation recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitment as at December 31, 2018	370,995
Finance lease liability as at December 31, 2018	6,717
Discounted using the incremental borrowing rate at January 1, 2019	(53,249)
Recognition exemption for short-term leases	(11,469)
Extension options reasonably certain to be exercised	48,113
Lease liabilities recognized at January 1, 2019	361,107
h)	Inventoried supplies

Inventoried supplies consist primarily of repair parts and fuel and are measured at the lower of cost and net realizable value.

2020 Annual Report

60	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

3.     Significant accounting policies (continued)

i)	Impairment

Non-financial assets

The carrying amounts of the Group’s non-financial assets other than inventoried supplies and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated on December 31 of each year.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs (usually a Group’s operating segment), that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a CGU, which is a Group’s operating segment, may exceed the recoverable amount of the CGU. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets. The fair value less cost to sell is based on market comparable multiples applied to forecasted earnings before financial expenses, income taxes, depreciation and amortization (“adjusted EBITDA”) for the next year, which takes into account financial forecasts approved by senior management.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, if any, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a prorata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses and impairment reversals are recognized in income or loss.

j)	Assets held for sale

Non-current assets are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale or held-for-distribution and subsequent gains and losses on remeasurement are recognized in income or loss.

Once classified as held-for-sale, intangible assets and property and equipment are no longer amortized or depreciated.

k)	Employee benefits
i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	61

3.    Significant accounting policies (continued)

k)	Employee benefits (continued)
ii)	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods discounting that amount and deducting the fair value of any plan assets. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

iii)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or income-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

iv)	Share-based payment transactions

The grant date fair value of equity share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service condition at the vesting date.

The fair value of the amount payable to board members in respect of deferred share unit (“DSU”), which are to be settled in cash, is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date until settlement. The Group presents mark-to-market (gain) loss on DSUs in personnel expenses.

v)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be fully settled within 12 months of the end of the reporting period, then they are discounted.

l)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the unwinding of the discount is recognized as finance cost.

2020 Annual Report

62	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

3.	Significant accounting policies (continued)
l)	Provisions (continued)

Self-Insurance

Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The provision represents an accrual for estimated future disbursements associated with the self-insured portion for claims filed at year-end and incurred but not reported, related to cargo loss, bodily injury, worker’s compensation and property damages. The estimates are based on the Group’s historical experience including settlement patterns and payment trends. The most significant assumptions in the estimation process include the consideration of historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims. Changes in assumptions and experience could cause these estimates to change significantly in the near term.

m)	Revenue recognition

The Group’s normal business operations consist of the provision of transportation and logistics services. All revenue relating to normal business operations is recognized over time in the statement of income. The stage of completion of the service is determined using the proportion of days completed to date compared to the estimated total days of the service. Revenue is presented net of trade discounts and volume rebates. Revenue is recognized as services are rendered, when the control of promised services is transferred to customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those services measured based on the consideration specified in a contract with the customers. The Group considers the contract with customers to include the general transportation service agreement and the individual bill of ladings with customers.

Based on the evaluation of the control model, certain businesses, mainly in the Less-Than-Truckload segment, act as the principal within their revenue arrangements. The affected businesses report transportation revenue gross of associated purchase transportation costs rather than net of such amounts within the consolidated statements of income.

n)	Finance income and finance costs

Finance income comprises interest income on funds invested, dividend income and interest and accretion on promissory note. Interest income is recognized as it accrues in income or loss, using the effective interest method.

Finance costs comprise interest expense on bank indebtedness and long-term debt, unwinding of the discount on provisions and impairment losses recognized on financial assets (other than trade receivables).

Fair value gains or losses on derivative financial instruments and on contingent considerations, and foreign currency gains and losses are reported on a net basis as either finance income or cost.

o)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in income or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	63

3.	Significant accounting policies (continued)
p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if any. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants, and restricted share units and stock options granted to employees.

q)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s chief executive officer (“CEO”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Group’s headquarters), head office expenses, income tax assets, liabilities and expenses, as well as long-term debt and interest expense thereon.

Sales between the Group’s segments are measured at the exchange amount. Transactions, other than sales, are measured at carrying value. Segment capital expenditure is the total cost incurred during the period to acquire property and equipment, and intangible assets other than goodwill.

r)	Government grants

The Group recognizes a government grant when there is reasonable assurance it will comply with the conditions required to qualify for the grant, and that the grant will be received. The Group recognizes government grants as a reduction to the expense that the grant is intended to offset.

s)	New standards and interpretations adopted during the year

Definition of a business (Amendments to IFRS 3): On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test fails, then the assessment focuses on the existence of a substantive process. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements at the date of adoption.

Amendments to Hedge Accounting Requirements - IBOR Reform and its Effects on Financial Reporting (Phase 1): On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are effective from January 1, 2020. The amendments address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform in the following areas:

•	the ‘highly probable’ requirement,
•	prospective assessments,
•	retrospective assessments (for IAS 39), and
•	eligibility of risk components.

The adoption of the amendments on January 1, 2020 did not have a material impact on the Group’s consolidated financial statements. As at December 31, 2020, the Group has no interest rate swaps that hedge variable interest debt.

2020 Annual Report

64	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

3. Significant accounting policies (continued)

s)	New standards and interpretations adopted during the year (continued)

New standards and interpretations not yet adopted

The following new standards are not yet effective for the year ended December 31, 2020, and have not been applied in preparing these consolidated financial statements:

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of property and equipment used in fulfilling the contract.

The extent of the impact of adoption of the amendments has not yet been determined.

Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On August 27, 2020, the IASB finalized its response to the ongoing reform of inter-bank offered rates and other interest rate benchmarks by issuing a package of amendments to IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2021. Earlier application is permitted.

The amendments complement those issued in 2019 as part of Phase 1 amendments and mainly relate to:

•

changes to contractual cash flows—a company will not have to derecognise the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•	hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
•	disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

The extent of the impact of the adoption of the amendments depends upon debt and hedge transactions impacted by reference rate reform in future periods.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	65

4.   Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload:	Pickup, consolidation, transport and delivery of smaller loads.
Truckload(a):

Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.

Logistics:	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.
(a)

The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

	Package and Courier	Less- Than- Truckload	Truckload	Logistics	Corporate	Eliminations	Total
2020
External revenue	478,707	516,720	1,569,835	919,041	—	—	3,484,303
External fuel surcharge	47,393	66,144	161,680	21,614	—	—	296,831
Inter-segment revenue and fuel surcharge	3,055	6,371	16,844	4,475	—	(30,745)	—
Total revenue	529,155	589,235	1,748,359	945,130	—	(30,745)	3,781,134
Operating income (loss)	78,753	87,950	206,346	84,459	(40,941)	—	416,567
Selected items:
Depreciation and amortization	25,357	50,354	188,979	33,429	1,110	—	299,229
Loss on sale of land and buildings	—	(1)	—	(5)	—	—	(6)
Gain (loss) on sale of assets held for sale	91	(56)	11,864	—	—	—	11,899
Gain on sale of business	—	—	306	—	—	—	306
Bargain purchase gain	—	—	—	4,008	—	—	4,008
Intangible assets	193,288	189,579	907,170	457,098	2,638	—	1,749,773
Total assets	387,919	593,653	2,100,900	729,690	37,202	—	3,849,364
Total liabilities	123,970	219,234	478,630	226,218	1,011,268	(133)	2,059,187
Additions to property and equipment	17,304	22,829	101,477	760	444	—	142,814

2019
External revenue	470,192	619,949	1,645,025	742,410	—	—	3,477,576
External fuel surcharge	65,515	99,538	231,470	29,446	—	—	425,969
Inter-segment revenue and fuel surcharge	3,903	7,761	15,060	2,977	—	(29,701)	—
Total revenue	539,610	727,248	1,891,555	774,833	—	(29,701)	3,903,545
Operating income (loss)	82,228	82,230	192,172	57,447	(31,209)	—	382,868
Selected items:
Depreciation and amortization	24,893	52,920	182,817	33,597	1,520	—	295,747
Gain on sale of land and buildings	—	—	9	—	—	—	9
Gain (loss) on sale of assets held for sale	843	8,509	12,339	—	(120)	—	21,571
Intangible assets	190,135	188,448	860,671	262,691	3,215	—	1,505,160
Total assets	371,037	595,806	2,067,191	421,843	52,943	—	3,508,820
Total liabilities	119,642	230,282	417,545	128,013	1,454,047	—	2,349,528
Additions to property and equipment	13,404	49,553	192,820	2,224	5,697	—	263,698

2020 Annual Report

66	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

4.  Segment reporting (continued)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

Total revenue	Package and Courier	Less- Than- Truckload	Truckload	Logistics	Eliminations	Total
2020
Canada	529,155	517,199	725,347	239,413	(26,019)	1,985,095
United States	—	72,036	1,023,012	686,811	(4,726)	1,777,133
Mexico	—	—	—	18,906	—	18,906
Total	529,155	589,235	1,748,359	945,130	(30,745)	3,781,134

2019
Canada	539,610	607,086	799,396	216,232	(28,352)	2,133,972
United States	—	120,162	1,092,159	542,911	(1,349)	1,753,883
Mexico	—	—	—	15,690	—	15,690
Total	539,610	727,248	1,891,555	774,833	(29,701)	3,903,545

Segment assets are based on the geographical location of the assets.

	December 31,	December 31,	January 1,
	2020	2019	2019
Property and equipment, right-of-use assets and intangible assets
Canada	1,802,417	1,777,333	1,412,726
United States	1,342,720	1,169,446	987,813
Mexico	16,349	17,978	16,910
	3,161,486	2,964,757	2,417,449
5.	Business combinations
a)	Business combinations

In line with the Group’s growth strategy, the Group acquired thirteen businesses during 2020, of which DLS Worldwide (“DLS”), which was renamed “TForce Worldwide” in November 2020, was considered material. All other acquisitions, including R.R. Donnelley & Sons Company, were not considered to be material. These transactions were concluded in order to add density in the Group’s current network and further expand value-added services.

On November 2, 2020, the Group completed the acquisition of DLS, a business unit of R.R. Donnelley & Sons Company. DLS provides logistics services through a third-party logistics network of internal sales personnel, commissioned sales agents, and approximately 140 agent-stations. The purchase price for this business acquisition totalled $225.0 million, which has been paid in cash. During the year ended December 31, 2020, DLS contributed revenue and net income of $98.3 million and $1.5 million, respectively since the acquisition.

On March 2, 2020, the Group completed the acquisition of the courier service business of R.R. Donnelley & Sons Company. The purchase price for this business acquisition totalled $10.6 million, which has been paid in cash. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated bargain purchase gain of $4.0 million in the logistics segment.

During the year ended December 31, 2020, the thirteen businesses, in aggregate, contributed revenue and net income of $213.2 million and $4.6 million respectively since the acquisitions.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	67

5.  Business combinations (continued)

a)	Business combinations (continued)

Had the Group acquired these thirteen businesses on January 1, 2020, as per management’s best estimates, the revenue and net income for these entities would have been $807.2 million and $31.9 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisitions occurred on January 1, 2020.

During 2020, transaction costs of $0.8 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2020 acquisitions. Information to confirm fair value of certain assets and liabilities is still to be obtained for these acquisitions. As the Group obtains more information, the allocation will be completed. The information that was available to the Group regarding DLS was affected by the proximity of the acquisition to its year-end. The table below presents the purchase price allocation based on the best information available to the Group to date.

				December 31,	December 31,
Identifiable assets acquired and liabilities assumed	Note	DLS	Others*	2020	2019
Cash and cash equivalents		—	3,332	3,332	15,339
Trade and other receivables		93,520	29,373	122,893	34,260
Inventoried supplies and prepaid expenses		824	1,509	2,333	5,774
Property and equipment	9	262	23,741	24,003	66,703
Right-of-use assets	10	285	39,928	40,213	11,039
Intangible assets	11	65,404	31,125	96,529	47,088
Other assets		4,630	—	4,630	79
Trade and other payables		(54,845)	(9,149)	(63,994)	(24,778)
Income tax payable		—	(445)	(445)	(4,636)
Provisions	17	—	(338)	(338)	(1,424)
Other non-current liabilities		(14,374)	—	(14,374)	(370)
Long-term debt	14	—	(5,365)	(5,365)	(8,655)
Lease liabilities	15	(285)	(40,192)	(40,477)	(11,039)
Deferred tax liabilities		—	(6,653)	(6,653)	(16,541)
Total identifiable net assets		95,421	66,866	162,287	112,839
Total consideration transferred		225,007	106,595	331,602	166,941
Goodwill	11	129,586	43,737	173,323	62,116
Bargain purchase gain		—	(4,008)	(4,008)	(8,014)
Cash		225,007	105,975	330,982	166,251
Contingent consideration		—	620	620	690
Total consideration transferred		225,007	106,595	331,602	166,941
*	Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $127.4 million, of which $4.5 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2020, $21.2 million is deductible for tax purposes (2019 - $19.2 million).

During 2019, the Group acquired eight businesses, of which Schilli Corporation (“Schilli”), which was renamed BTC East in September 2019, was considered material.

2020 Annual Report

68	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

5.  Business combinations (continued)

a)	Business combinations (continued)

On February 22, 2019, the Group completed the acquisition of Schilli. Based in St. Louis, Schilli specializes in the transportation of dry and liquid bulk and offers dedicated fleet solutions and other value-add services throughout the Midwest, Southeast and Gulf Coast regions of the United States. The purchase price for this business acquisition totalled $58.2 million, which had been paid in cash. During the year ended December 31, 2019, Schilli contributed revenue and net income of $53.2 million and $2.3 million, respectively since the acquisition.

On April 29, 2019, the Group completed the acquisition of certain assets of BeavEx Incorporated Inc. and its affiliates Guardian Medical Logistics, JNJW Enterprises Inc. and USXP LLC (collectively “BeavEx”). The purchase price for this business acquisition totalled $7.2 million, which had been paid in cash. The fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in a bargain purchase gain of $8.0 million in the logistics segment.

During 2019, transaction costs of $0.1 million have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisitions.

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	December 31, 2020*	December 31, 2019
Less-Than-Truckload	Less-Than-Truckload	3,872	—
U.S. Truckload	Truckload	330	—
Specialized Truckload	Truckload	33,718	50,692
Logistics	Logistics	135,403	11,424
		173,323	62,116
*	Includes non-material adjustments to prior year's acquisitions
c)	Adjustment to the provisional amounts of prior year’s business combinations

The 2019 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of Schilli and various other non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired, and liabilities assumed of Schilli and the other non-material acquisitions in fiscal 2019 have been adjusted and finalized in 2020. No material adjustments were required to the provisional fair values for these prior period’s business combinations, and have been included with the acquisitions of 2020.

6.	Discontinued operations

In 2019, the Group received an unfavorable ruling on an accident claim, resulting in a loss of $10.6 million ($12.4 million, net of tax of $1.8 million). The incident occurred in an operating division which was part of the discontinued rig moving segment. The rig moving segment was classified as discontinued on September 30, 2015.

The net cash outflows from discontinued operations was $12.0 million during the second quarter of 2019 ($13.8 million, net of tax of $1.8 million).

The basic and diluted loss per share for the year ended December 31, 2019 from discontinued operations is $0.13 and $0.12, respectively.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	69

7.Trade and other receivables

	December 31,	December 31,	January 1,
	2020	2019	2019
Trade receivables	570,609	442,148	443,718
Other receivables	27,264	10,093	19,357
	597,873	452,241	463,075

The Group’s exposure to credit and currency risks related to trade and other receivables is disclosed in note 26 a) and d).

Trade receivables at December 31, 2020 include $13.5 million of in-transit revenue balances (December 31, 2019 – $7.6 million; January 1, 2019 - $7.9 million). Due to the short-term nature of the transportation and logistics services provided by the Group, these services are expected to be completed within the week following the year-end.

8.	Additional cash flow information

Net change in non-cash operating working capital

	2020	2019*
Trade and other receivables	(16,399)	58,763
Inventoried supplies	2,200	2,292
Prepaid expenses	192	3,839
Trade and other payables	47,668	(48,557)
	33,661	16,337
*	Recasted for changes in presentation (see note 24)

2020 Annual Report

70	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

9.	Property and equipment
	Note	Land and buildings	Rolling stock	Equipment	Total
Cost
Balance at January 1, 2019		276,144	1,119,520	114,972	1,510,636
Additions through business combinations	5	4,816	59,684	2,203	66,703
Other additions		39,733	211,796	12,169	263,698
Disposals		(2,617)	(126,388)	(9,747)	(138,752)
Reclassification to assets held for sale		(21,226)	(2,684)	—	(23,910)
Transfer to right-of-use assets		—	(29,316)	—	(29,316)
Effect of movements in exchange rates		11,827	34,701	5,699	52,227
Balance at December 31, 2019		308,677	1,267,313	125,296	1,701,286
Additions through business combinations	5	1,771	21,634	598	24,003
Other additions		19,331	112,645	10,838	142,814
Disposals		(731)	(133,149)	(5,134)	(139,014)
Reclassification to assets held for sale		(19,201)	(9,971)	—	(29,172)
Sale of business		(484)	(3,395)	(283)	(4,162)
Effect of movements in exchange rates		5,441	12,540	2,919	20,900
Balance at December 31, 2020		314,804	1,267,617	134,234	1,716,655

Depreciation
Balance at January 1, 2019		56,093	356,377	74,571	487,041
Depreciation for the year		8,886	149,622	10,212	168,720
Disposals		(2,419)	(71,325)	(8,649)	(82,393)
Reclassification to assets held for sale		(6,321)	(2,244)	—	(8,565)
Transfer to right-of-use assets		—	(9,910)	—	(9,910)
Effect of movements in exchange rates		2,370	14,643	3,951	20,964
Balance at December 31, 2019		58,609	437,163	80,085	575,857
Depreciation for the year		8,462	151,369	10,689	170,520
Disposals		(657)	(89,676)	(4,447)	(94,780)
Reclassification to assets held for sale		(7,326)	(8,488)	—	(15,814)
Sale of business		(329)	(2,494)	(253)	(3,076)
Effect of movements in exchange rates		1,058	6,448	2,014	9,520
Balance at December 31, 2020		59,817	494,322	88,088	642,227

Net carrying amounts
At January 1, 2019		220,051	763,143	40,401	1,023,595
At December 31, 2019		250,068	830,150	45,211	1,125,429
At December 31, 2020		254,987	773,295	46,146	1,074,428

As at December 31, 2020, $2.5 million is included in trade and other payables for the purchases of property and equipment (December 31, 2019 – 2.4, January 1, 2019 - nil).

Security

At December 31 2020, certain rolling stock are pledged as security for conditional sales contracts, with a carrying amount of $140.7 million (December 31, 2019 - $138.6 million, January 1, 2019 - $131.2 million) (see note 14).

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	71

10.	Right-of-use assets
	Note	Land and buildings	Rolling stock	Equipment	Total
Cost
Initial recognition of IFRS 16		414,866	95,884	1,422	512,172
Transfer from property and equipment		—	29,316	—	29,316
Other additions		22,287	41,041	351	63,679
Additions through business combinations	5	8,916	2,123	—	11,039
Derecognition*		(35,299)	(10,388)	(10)	(45,697)
Effect of movements in exchange rates		19,327	6,114	70	25,511
Balance at December 31, 2019		430,097	164,090	1,833	596,020
Other additions		18,869	30,353	1,003	50,225
Additions through business combinations	5	13,716	26,497	—	40,213
Derecognition*		(18,524)	(32,111)	(589)	(51,224)
Effect of movements in exchange rates		7,948	2,335	43	10,326
Balance at December 31, 2020		452,106	191,164	2,290	645,560

Depreciation
Initial recognition of IFRS 16		152,052	37,493	528	190,073
Transfer from property and equipment		—	9,910	—	9,910
Depreciation		50,697	26,128	501	77,326
Derecognition*		(16,953)	(8,817)	(1)	(25,771)
Effect of movements in exchange rates		7,888	2,439	(13)	10,314
Balance at December 31, 2019		193,684	67,153	1,015	261,852
Depreciation		48,628	31,247	621	80,496
Derecognition*		(14,573)	(25,371)	(428)	(40,372)
Effect of movements in exchange rates		4,802	1,474	23	6,299
Balance at December 31, 2020		232,541	74,503	1,231	308,275

Net carrying amounts
At December 31, 2019		236,413	96,937	818	334,168
At December 31, 2020		219,565	116,661	1,059	337,285
*	Derecognized right-of-use assets include negotiated asset purchases and extinguishments resulting from accidents as well as fully amortized or end of term right-of-use assets.

2020 Annual Report

72	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

11.	Intangible assets
			Other intangible assets
	Note	Goodwill	Customer relationships	Trademarks	Non- compete agreements	Information technology	Total
Cost
Balance at January 1, 2019		1,227,671	427,307	81,303	8,521	18,124	1,762,926
Additions through business combinations*	5	62,116	41,237	2,541	3,272	38	109,204
Other additions		—	—	—	—	3,636	3,636
Disposals		—	(205)	—	—	—	(205)
Extinguishments		—	(1,110)	—	(167)	(1,768)	(3,045)
Effect of movements in exchange rates		41,343	14,199	1,911	307	814	58,574
Balance at December 31, 2019		1,331,130	481,428	85,755	11,933	20,844	1,931,090
Additions through business combinations*	5	173,323	88,692	627	3,984	3,226	269,852
Other additions		—	—	—	—	1,665	1,665
Sale of business		(715)	—	—	—	(30)	(745)
Extinguishments		—	(1,397)	(1,014)	(1,456)	(440)	(4,307)
Effect of movements in exchange rates		19,888	6,219	1,034	227	483	27,851
Balance at December 31, 2020		1,523,626	574,942	86,402	14,688	25,748	2,225,406

Amortization and impairment losses
Balance at January 1, 2019		143,982	174,228	34,160	2,649	14,053	369,072
Amortization for the year		—	41,058	5,022	1,875	1,746	49,701
Disposals		—	(4)	—	—	—	(4)
Extinguishments		—	(1,110)	—	(167)	(1,768)	(3,045)
Effect of movements in exchange rates		2,908	5,592	999	113	594	10,206
Balance at December 31, 2019		146,890	219,764	40,181	4,470	14,625	425,930
Amortization for the year		—	39,580	3,897	2,160	2,576	48,213
Sale of business		—	—	—	—	(28)	(28)
Extinguishments		—	(1,397)	(1,014)	(1,456)	(440)	(4,307)
Effect of movements in exchange rates		1,126	3,652	572	130	345	5,825
Balance at December 31, 2020		148,016	261,599	43,636	5,304	17,078	475,633

Net carrying amounts
At January 1, 2019		1,083,689	253,079	47,143	5,872	4,071	1,393,854
At December 31, 2019		1,184,240	261,664	45,574	7,463	6,219	1,505,160
At December 31, 2020		1,375,610	313,343	42,766	9,384	8,670	1,749,773
*	Includes non-material adjustments to prior year's acquisitions

In 2020, the Group reassessed useful lives of some operational trademarks from finite to indefinite representing a carrying value of $6.3 million. Brand recognition as well as management intent to keep the brands indefinitely were decisive factors leading to this conclusion. At the time of change in estimate, which is applied prospectively, the Group tested these trademarks for impairment, resulting in no impairment charge.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	73

11.	Intangible assets (continued)

At December 31, 2020, the Group performed its annual impairment testing for indefinite life trademarks. The Group estimated the value in use to be $42.6 million (2019 - $26.7 million) compared to its carrying value of $31.6 million (2019 - $25.3 million), resulting in no impairment charge. Management used the relief-from-royalty method and discount rates between 6.6% and 9.7% (2019 – between 8.5% and 9.7%) in its analysis.

At December 31, 2020, the Group performed its annual goodwill impairment tests for operating segments which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. The aggregate carrying amounts of goodwill allocated to each unit are as follows:

Reportable segment / operating segment	December 31,	December 31,	January 1,
	2020	2019	2019
Package and Courier	189,533	185,695	176,793
Less-Than-Truckload	136,914	130,389	124,138
Truckload
Canadian Truckload	86,416	84,666	80,607
U.S. Truckload	244,824	243,914	242,236
Specialized Truckload	394,303	353,516	288,903
Logistics	323,620	186,060	171,012
	1,375,610	1,184,240	1,083,689

The results as at December 31, 2020 determined that the recoverable amounts of the Group’s operating segments exceeded their respective carrying amounts.

The recoverable amounts of the Group’s operating segments were determined using the value in use approach. The value in use methodology is based on discounted future cash flows. Management believes that the discounted future cash flows method is appropriate as it allows more precise valuation of specific future cash flows.

In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rates as follows:

Reportable segment / operating segment	2020	2019
Package and Courier	9.1%	9.7%
Less-Than-Truckload	9.1%	9.2%
Truckload
Canadian Truckload	11.5%	11.7%
U.S. Truckload	10.3%	10.7%
Specialized Truckload	10.3%	11.2%
Logistics	8.5%	9.7%

The discount rates were estimated based on past experience, and industry average weighted average cost of capital, which were based on a possible range of debt leveraging of 40.0% (2019 – 50.0%) at a market interest rate of 5.9% (2019 – 7.7%).

First year cash flows were projected based on forecasted cash flows which are based on previous operating results adjusted to reflect current economic conditions. For a further 4-year period, cash flows were extrapolated using an average growth rate of 2.0% (2019 – 2.0%) in revenues and margins were adjusted where deemed appropriate. The terminal value growth rate was 2.0% (2019 – 2.0%). The values assigned to the key assumptions represent management’s assessment of future trends in the transportation industry and were based on both external and internal sources (historical data).

2020 Annual Report

74	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

12.	Other assets
	December 31,	December 31,	January 1,
	2020	2019	2019
Restricted cash	—	3,309	3,128
Security deposits	3,143	3,164	2,525
Investments in equity securities	9,727	1,071	1,098
Indemnification asset	4,736	—	—
Other	6,293	1,111	1,304
Promissory note	—	19,105	16,630
	23,899	27,760	24,685
Presented as:
Current other assets	—	19,105	—
Non-current other assets	23,899	8,655	24,685

Restricted cash consisted of cash held as potential claims collateral pursuant to re-insurance agreements under the Group’s insurance program. The restrictions on cash are no longer required as at December 31, 2020.

On February 1, 2016, the Company sold the Waste Management segment (“Waste”) to GFL Environmental Inc. (“GFL”) for a total consideration of $575 million (CAD $800 million), which included an unsecured promissory note of $18 million (CAD $25 million) yielding 3% interest with a term of 4 years. On February 1, 2020, the promissory note was collected in full by the Company.

13.	Trade and other payables
	December 31,	December 31,	January 1,
	2020	2019	2019
Trade payables and accrued expenses	327,619	238,405	247,376
Personnel accrued expenses	119,334	86,733	86,043
Dividend payable	21,285	16,305	15,199
	468,238	341,443	348,618

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	75

14.	Long-term debt

This note provides information about the contractual terms of the Group’s interest-bearing long-term debt, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign exchange currency and liquidity, see note 26.

	December 31,	December 31,	January 1,
	2020	2019	2019
Non-current liabilities
Unsecured revolving facilities	123,666	454,465	542,849
Unsecured term loan	321,852	469,008	365,639
Unsecured debenture	156,479	153,141	91,501
Unsecured senior notes	150,000	150,000	—
Conditional sales contracts	77,550	75,388	69,068
Finance lease liabilities	—	—	2,694
	829,547	1,302,002	1,071,751

Current liabilities
Current portion of unsecured revolving facilities	7,461	9,216	—
Current portion of conditional sales contracts	35,536	32,089	30,728
Current portion of unsecured term loan	—	—	54,927
Current portion of finance lease liabilities	—	—	4,024
	42,997	41,305	89,679

Terms and conditions of outstanding long-term debt are as follows:

					2020		2019
		Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount
Unsecured revolving facility	a	CAD	BA + 1.45%	2023	41,700	32,279	140,600	106,114
Unsecured revolving facility	a	USD	Libor + 1.45%	2023	92,634	91,387	349,906	348,351
Unsecured revolving facility	b	USD	Libor + 1.45%	2021	7,461	7,461	9,216	9,216
Unsecured term loan	a	CAD	BA + 1.45%	2022	410,000	321,852	610,000	469,008
Unsecured debenture	c	CAD	3.32% - 4.22%	2024	200,000	156,479	200,000	153,141
Unsecured senior notes	d	USD	3.85%	2026	150,000	150,000	150,000	150,000
Conditional sales contracts	e	Mainly CAD	1.49% - 4.72%	2021-2027	143,796	113,086	139,591	107,477
						872,544		1,343,307

The table below summarizes changes to the long-term debt:

	Note	2020	2019
Balance at beginning of year		1,343,307	1,161,430
Transfer to lease liabilities		—	(6,718)
Proceeds from long-term debt		33,175	328,045
Business combinations	5	5,365	8,655
Repayment of long-term debt		(191,221)	(103,247)
Net decrease in revolving facilities		(326,201)	(88,229)
Accretion of deferred financing fees		1,214	1,705
Effect of movements in exchange rates		4,588	55,697
Effect of movements in exchange rates – OCI hedge		2,317	(14,031)
Balance at end of year		872,544	1,343,307

2020 Annual Report

76	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

14.	Long-term debt (continued)
a)	Unsecured revolving credit facility and term loans

On December 18, 2020, the Group repaid, without penalty, the first tranche of CAD $200 million of its term loan which was due in June 2021.

The revolving credit facility is unsecured and can be extended annually. The total available amount under this revolving facility is CAD $1,200 million. The agreement provides, under certain conditions, an additional $196.5 million of credit availability (CAD $245 million and USD $5 million). Based on certain ratios, the interest rate will vary between banker's acceptance rate (or Libor rate on USD denominated debt) plus applicable margin, which can vary between 120 basis points and 200 basis points. As of December 31, 2020, the credit facility’s interest rate on CAD denominated debt was 2.9% (2019 – 3.8%) and on USD denominated debt was 1.6% (2019 – 3.4%). The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end (see note 26 (f)).

The remaining second tranche of term loan of CAD $410 million is unsecured and is due in June 2022. Early repayment, in part or whole, is permitted, without penalty, and will permanently reduce the amount borrowed. The terms and conditions of this unsecured term loan are the same as the unsecured revolving credit facility and are subject to the same covenants. As of December 31, 2020, the term loan’s interest rate was 1.9% (2019 – 3.3% on the first tranche and 3.5% on the second tranche).

On February 1, 2019, the CAD $500 million unsecured term loan was amended to increase the indebtedness to CAD $575 million. On February 11, 2019, the related incremental funds were used to reimburse a separate CAD $75 million unsecured term loan that was due to mature in August 2019. Deferred financing fees of $0.1 million were recognized on the increase.

On February 1, 2019, the Group renegotiated the pricing grid of both its revolving credit facility and CAD $575 million term loan. The CAD $575 million term loan remained within the confines of the credit facility, but has a pricing grid different than the revolving credit facility and each of the two tranches have their own pricing grid. Deferred financing fees of $0.2 million were recognized on the pricing grid revision.

On June 27, 2019, the Group extended its existing revolving credit facility by one year, to June 2023. Deferred financing fees of $0.7 million were recognized on the extension.

On June 27, 2019, the Group extended the maturity of the CAD $575 million unsecured term loan by one year for each tranche, CAD $200 million due in June 2021 and CAD $375 million due in June 2022. Deferred financing fees of $0.4 million were recognized on the extension.

On December 27, 2019, the CAD $575 million unsecured term loan was amended to increase the indebtedness to CAD $610 million. Deferred financing fees of $0.1 million were recognized on the increase.

b)	Unsecured revolving facility

On November 21, 2020, the Group renewed its credit facility for one year. The credit facility is unsecured and provides an availability of $25 million maturing in November 2021. Interest rate is following the same pricing grid applicable for the USD denominated debt in the CAD $1,200 million revolving credit facility. As of December 31, 2020, the credit facility’s interest rate was 1.6% (2019 – 3.4%). The Group is subject to certain covenants regarding the maintenance of financial ratios and was in compliance with these covenants at year-end (see note 26 (f)).

On November 22, 2019, the Group entered into a new revolving credit facility agreement. The credit facility is unsecured and provides an availability of $25 million maturing in November 2020. Interest rate is following the same pricing grid applicable for the USD denominated debt in the CAD $1,200 million revolving credit facility.

c)	Unsecured debenture

The unsecured debenture is maturing in December 2024 and is carrying an interest rate between 3.32% and 4.22% (2019 – 3.32% to 4.22%) depending on certain ratios. As of December 31, 2020, the debenture’s effective rate was 3.57% (2019 – 3.77%). The debenture may be repaid, without penalty, after December 20, 2022, subject to the approval of the Group’s syndicate of bank lenders.

On December 20, 2019, the unsecured debenture was amended to increase the indebtedness by CAD $75 million, to CAD $200 million, and to extend maturity date by four years, to December 2024.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	77

14.	Long-term debt (continued)
d)	Unsecured senior notes

This loan takes the form of senior notes each carrying an interest rate of 3.85% and with a December 2026 maturity date. These notes may be prepaid at any time prior to maturity date, in part or in total, at 100% of the principal amount and the make-whole amount determined at the prepayment date with respect to such principal amount.

e)	Conditional sales contracts

Conditional sales contracts are secured by rolling stock having a carrying value of $140.7 million (December 31, 2019 - $138.6 million, January 1, 2019 - $131.2 million) (see note 9).

f)	Principal installments of other long-term debt payable during the subsequent years are as follows:
	Less than 1 year	1 to 5 years	More than 5 years	Total
Unsecured revolving facilities	7,461	125,428	—	132,889
Unsecured term loan	—	322,200	—	322,200
Unsecured debenture	—	157,171	—	157,171
Unsecured senior notes	—	—	150,000	150,000
Conditional sales contracts	35,536	77,093	457	113,086
	42,997	681,892	150,457	875,346
15.	Lease liabilities
	December 31, 2020	December 31, 2019
Current portion of lease liabilities	88,522	76,326
Long-term portion of lease liabilities	267,464	279,265
	355,986	355,591

The table below summarizes changes to the lease liabilities:

	Note	2020	2019
Balance at beginning of year		355,591	—
Business combinations	5	40,477	11,039
Additions		50,225	63,679
Derecognition*		(12,011)	(21,642)
Repayment		(82,587)	(75,072)
Effect of movements in exchange rates		4,291	16,480
Initial recognition on transition to IFRS 16 on January 1, 2019		—	354,389
Transfer of finance leases from long-term debt		—	6,718
Balance at end of year		355,986	355,591
*	Derecognized lease liabilities include negotiated asset purchases and extinguishments resulting from accidents.

The incremental borrowing rate used on average for 2020 is 3.56% (2019 – 2.66%).

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there are significant events or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $21.1 million (2019 – $38.8 million) related to extension options that the Group is reasonably certain to exercise.

2020 Annual Report

78	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

15.	Lease liabilities (continued)

Extension options (continued)

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $352.1 million (2019 - $357.1 million).

The Group does not have a significant exposure to termination options and penalties.

Variable lease payments

Some leases contain variable lease payments which are not included in the measurement of the lease liability. These payments include, amongst others, common area maintenance fees, municipal taxes and vehicle maintenance fees. The expense related to variable lease payments for the year ended December 31, 2020 was $17.4 million (2019 - $18.1 million).

Sub-leases

The Group sub-leases some of its properties. Income from sub-leasing right-of-use assets for the year ended December 31, 2020 was $13.8 million (2019 - $12.3 million), presented in “Other operating expenses”.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

2020
Less than 1 year	99,570
Between 1 and 5 years	222,140
More than 5 years	75,510
397,220

For the year ended December 31, 2020, operating lease expenses of $26.1 million (2019 – $33.3 million) were recognized in the consolidated statement of income for leases that either did not meet the definition of a lease under IFRS 16, which was adopted on January 1, 2019, or were excluded based on practical expedients applied at transition.

16.	Employee benefits

The Group sponsors defined benefit pension plans for 161 of its employees (2019 – 165).

These plans are all within Canada and include one unregistered plan. All the defined benefit plans are no longer offered to employees and two defined benefits plan in the past have been converted prospectively to defined contribution plans. Therefore, the future obligation will only vary by actuarial re-measurements.

With the exception of one plan, all other plans do not have recurring contributions for employees. These plans are still required to fund past service costs. The remaining plan is fully funded by the Group.

The Group measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 31, 2019 and the next required valuation will be as of December 31, 2020.

In addition to the above-mentioned defined benefit plans, the Group sponsors an employee severance plan in Mexico. At December 31, 2020, total obligation under this arrangement amounted to $1.1 million ($1.0 million in 2019 and $0.8 million in 2018).

Information about the Group’s defined benefit pension plans is as follows:

	December 31,	December 31,	January 1,
	2020	2019	2019
Accrued benefit obligation	35,529	31,449	27,579
Fair value of plan assets	(21,147)	(18,108)	(16,581)
Plan deficit – employee benefit liability	14,382	13,341	10,998

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	79

16.	Employee benefits (continued)

Plan assets comprise:

	December 31,	December 31,	January 1,
	2020	2019	2019
Equity securities	6%	16%	31%
Debt securities	91%	81%	57%
Other	3%	3%	12%

All equity and debt securities have quoted prices in active markets. Debt securities are held through mutual funds and primarily hold investments with ratings of AAA or AA, based on Moody’s ratings.

The other asset categories are real estate investment trusts.

Movement in the present value of the accrued benefit obligation for defined benefit plans:

	2020	2019
Accrued benefit obligation, beginning of year	31,449	27,579
Current service cost	528	496
Interest cost	948	1,105
Benefits paid	(1,539)	(1,277)
Remeasurement (gain) loss arising from:
- Financial assumptions	3,563	2,267
- Experience	(343)	(152)
Settlement	113	—
Effect of movements in exchange rates	810	1,431
Accrued benefit obligation, end of year	35,529	31,449

Movement in the fair value of plan assets for defined benefit plans:

	2020	2019
Fair value of plan assets, beginning of year	18,108	16,581
Interest income	544	665
Employer contributions	2,519	970
Benefits paid	(1,539)	(1,277)
Fair value remeasurement	1,129	467
Plan administration expenses	(124)	(145)
Effect of movements in exchange rates	510	847
Fair value of plan assets, end of year	21,147	18,108

Expense recognized in income or loss:

	2020	2019
Current service cost	528	496
Net interest cost	404	440
Plan administration expenses	124	145
Settlement	113	—
Pension expense	1,169	1,081
Actual return on plan assets	1,673	1,132

2020 Annual Report

80	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

16.	Employee benefits (continued)

Actuarial losses recognized in other comprehensive income:

	2020	2019
Amount accumulated in retained earnings, beginning of year	11,100	9,451
Recognized during the year	2,204	1,649
Amount accumulated in retained earnings, end of year	13,304	11,100
Recognized during the year, net of tax	1,623	1,228

The significant actuarial assumptions used (expressed as weighted average):

	December 31,	December 31,	January 1,
	2020	2019	2019
Accrued benefit obligation:
Discount rate at	2.4%	3.3%	4.0%
Future salary increases	1.2%	1.5%	1.5%
Employee benefit expense:
Discount rate at	3.3%	4.0%	3.5%
Rate of return on plan assets at	3.3%	4.0%	3.5%
Future salary increases	1.2%	1.5%	1.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the value of the liabilities in the defined benefit plans are as follows:

	December 31,	December 31,	January 1,
	2020	2019	2019
Longevity at age 65 for current pensioners
Males	22.1	22.0	21.9
Females	24.7	24.7	24.6
Longevity at age 65 for current members aged 45
Males	23.5	23.5	23.4
Females	26.1	26.0	26.0

At December 31, 2020 the weighted-average duration of the defined benefit obligation was 12.5 years.

The following table presents the impact of changes of major assumptions on the defined benefit obligation for the years ended:

	2020		2019
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(3,022)	3,650	(3,186)	3,884
Life expectancy (1-year movement)	138	(246)	755	(845)

Historical information:

	2020	2019	2018	2017	2016
Present value of the accrued benefit obligation	35,529	31,449	27,579	38,811	34,216
Fair value of plan assets	(21,147)	(18,108)	(16,581)	(25,366)	(23,579)
Deficit in the plan	14,382	13,341	10,998	13,445	10,637

Experience adjustments arising on plan obligations	3,220	2,116	(2,427)	2,378	393
Experience adjustments arising on plan assets	1,129	467	(815)	351	813

The Group expects approximately $0.3 million in contributions to be paid to its defined benefit plans in 2021.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	81

17.   Provisions

		Self insurance	Other	Total
Balance at January 1, 2019		36,757	12,990	49,747
Additions through business combinations	5	508	916	1,424
Provisions made during the year		58,030	5,200	63,230
Provisions used during the year		(47,977)	(17,228)	(65,205)
Provisions reversed during the year		(9,127)	(421)	(9,548)
Unwind of discount on long-term provisions		326	—	326
Effect of movements in exchange rates		671	141	812
Balance at January 1, 2020		39,188	1,598	40,786
Additions through business combinations	5	—	338	338
Provisions made during the year		48,534	9,685	58,219
Provisions used during the year		(32,439)	(4,060)	(36,499)
Provisions reversed during the year		(8,795)	(1,177)	(9,972)
Unwind of discount on long-term provisions		1,012	—	1,012
Sale of business		(47)	—	(47)
Effect of movements in exchange rates		280	138	418
Balance at December 31, 2020		47,733	6,522	54,255

December 31, 2020
Current provisions		14,040	3,412	17,452
Non-current provisions		33,693	3,110	36,803

December 31, 2019
Current provisions		16,909	1,355	18,264
Non-current provisions		22,279	243	22,522

January 1, 2019
Current provisions		15,951	2,421	18,372
Non-current provisions		20,805	10,570	31,375

Self-insurance provisions represent the uninsured portion of outstanding claims at year-end. The current portion reflects the amount expected to be paid in the following year. Due to the long-term nature of the liability, the provision has been calculated using a discount rate of 0.7% (2019 - 2.2%). Other provisions include mainly litigation provisions.

18.	Deferred tax assets and liabilities
	December 31,	December 31,	January 1,
	2020	2019	2019
Property and equipment	(178,087)	(188,604)	(156,310)
Intangible assets	(74,041)	(79,346)	(76,682)
Derivative financial instruments and investment in equity securities	—	443	(923)
Long-term debt	4,852	5,886	1,684
Employee benefits	10,634	7,449	5,460
Provisions	15,151	9,874	12,580
Tax losses	94	14,603	7,294
Other	(108)	(1,801)	(940)
Net deferred tax liabilities	(221,505)	(231,496)	(207,837)
Presented as:
Deferred tax assets	11,207	8,824	4,698
Deferred tax liabilities	(232,712)	(240,320)	(212,535)

2020 Annual Report

82	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

18.	Deferred tax assets and liabilities (continued)

Movement in temporary differences during the year:

	Balance January 1 2019	Recognized in income or loss	Recognized directly in equity	Acquired in business combinations	Balance December 31, 2019
Property and equipment	(156,310)	(20,699)	(3,633)	(7,962)	(188,604)
Intangible assets	(76,682)	8,584	(2,669)	(8,579)	(79,346)
Long-term debt	1,684	(3,445)	7,647	—	5,886
Employee benefits	5,460	1,279	710	—	7,449
Provisions	12,580	(2,912)	206	—	9,874
Tax losses	7,294	7,384	(75)	—	14,603
Other	(1,863)	(1,362)	1,867	—	(1,358)
Net deferred tax liabilities	(207,837)	(11,171)	4,053	(16,541)	(231,496)

	Balance December 31, 2019	Recognized in income or loss	Recognized directly in equity	Acquired in business combinations	Balance December 31, 2020
Property and equipment	(188,604)	12,981	(1,206)	(1,411)	(178,087)
Intangible assets	(79,346)	11,396	(880)	(5,211)	(74,041)
Long-term debt	5,886	(1,104)	70	—	4,852
Employee benefits	7,449	2,387	798	—	10,634
Provisions	9,874	5,191	86	—	15,151
Tax losses	14,603	(14,396)	(113)	—	94
Other	(1,358)	735	545	(30)	(108)
Net deferred tax liabilities	(231,496)	17,190	(701)	(6,653)	(221,505)
19.	Share capital and other components of equity

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

The common shares entitle the holders thereof to one vote per share. The holders of the common shares are entitled to receive dividends as declared from time to time. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company upon its dissolution, liquidation or winding-up.

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the Directors who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of assets of the Company among its shareholders, the holders of the preferred shares of each series are entitled to receive, with priority over the common shares and any other shares ranking junior to the preferred shares of the Company, an amount equal to the redemption price for such shares, plus an amount equal to any dividends declared thereon but unpaid and not more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of $33.35 per share for gross proceeds to the Company of $230,115,000. The Company incurred share issuance costs of approximately $13.2 million of which $12.6 million were recorded to share capital and $0.6 million were recognized in the consolidated statement of income.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	83

19.	Share capital and other components of equity (continued)

During the third quarter of fiscal 2020, the Company completed a common share offering in the United States and Canada. The Company issued a total of 5,060,000 common shares, that were issued at a price of $43.25 per share for gross proceeds to the Company of $218,845,000. The Company incurred share issuance costs of approximately $11.0 million which were fully recorded to share capital.

The following table summarizes the number of common shares issued:

(in number of shares)	Note	2020	2019
Balance, beginning of year		81,450,326	86,397,588
Repurchase and cancellation of own shares		(1,542,155)	(6,409,446)
Issuance of shares		11,960,000	—
Stock options exercised	21	1,529,814	1,462,184
Balance, end of year		93,397,985	81,450,326

The following table summarizes the share capital issued and fully paid:

	2020	2019
Balance, beginning of year	678,915	697,232
Issuance of shares, net of expenses	425,350	—
Repurchase and cancellation of own shares	(12,025)	(39,621)
Cash consideration of stock options exercised	21,361	16,347
Ascribed value credited to share capital on stock options exercised	4,554	4,233
Issuance of shares on settlement of RSUs	1,894	724
Balance, end of year	1,120,049	678,915

Pursuant to the normal course issuer bid (“NCIB”) which began on October 14, 2020 and ending on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at December 31, 2020, and since the inception of this NCIB, the Company has not repurchased and cancelled any shares.

During 2020, the Company repurchased 1,542,155 common shares at a weighted average price of $24.64 (CAD $34.13) per share for a total purchase price of $38.0 million relating to the NCIB. During 2019, the Company repurchased 6,409,446 common shares at a weighted average price of 30.03 (CAD $39.89) per share for a total purchase price of $192.5 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $26.0 million (2019 – $152.8 million) was charged to retained earnings as share repurchase premium.

Contributed surplus

The contributed surplus account is used to record amounts arising on the issue of equity-settled share-based payment awards (see note 21).

Accumulated other comprehensive income (“AOCI”)

At December 31, 2020 and 2019 and January 1, 2019, AOCI is comprised of accumulated foreign currency translation differences arising from the translation of the financial statements of foreign operations, financial assets measured at fair value through OCI, gain or loss on net investment hedge, realized gains on investments, cash flow hedges and defined benefit plan remeasurement gain or loss.

Dividends

In 2020, the Company declared quarterly dividends amounting to a total of $0.80 (CAD $1.07) per outstanding common share when the dividend was declared (2019 – $0.74 (CAD $0.98)) for a total of $72.7 million (2019 - $61.6 million). The Board of Directors approved a quarterly dividend of $0.23 per outstanding common share of the Company’s capital, for an expected aggregate payment of $21.5 million to be paid on April 15, 2021 to shareholders of record at the close of business on March 31, 2021.

2020 Annual Report

84	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

20.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	2020	2019
Net income attributable to owners of the Company	275,675	233,677
Issued common shares, beginning of period	81,450,326	86,397,588
Effect of stock options exercised	858,488	846,690
Effect of repurchase of own shares	(1,204,210)	(3,854,133)
Effect of share issuance	8,008,750	—
Weighted average number of common shares	89,113,354	83,390,145

Earnings per share – basic (in dollars)	3.09	2.80
Earnings per share from continuing operations – basic (in dollars)	3.09	2.93

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	2020	2019
Net income attributable to owners of the Company	275,675	233,677
Weighted average number of common shares	89,113,354	83,390,145
Dilutive effect:
Stock options and restricted share units	1,821,452	1,974,038
Weighted average number of diluted common shares	90,934,806	85,364,183

Earnings per share – diluted (in dollars)	3.03	2.74
Earnings per share from continuing operations – diluted (in dollars)	3.03	2.86

As at December 31, 2020, 99,485 stock options were excluded from the calculation of diluted earnings per share (2019 – 900,545) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

21.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	85

21.	Share-based payment arrangements (continued)

Stock option plan (equity-settled) (continued)

(in thousands of options and in dollars)	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	4,422	21.56	5,031	17.66
Granted	99	40.41	909	30.71
Exercised	(1,530)	16.73	(1,462)	13.58
Forfeited	(9)	27.87	(56)	28.14
Balance, end of year	2,982	24.65	4,422	21.56
Options exercisable, end of year	2,111	22.34	3,040	18.45

The following table summarizes information about stock options outstanding and exercisable at December 31, 2020:

(in thousands of options and in dollars)	Options outstanding		Options exercisable
Exercise prices	Number of options	Weighted average remaining contractual life (in years)	Number of options
23.40	241	0.6	241
19.12	517	1.6	517
18.83	598	2.6	598
26.82	227	3.1	227
23.70	470	4.1	276
30.71	830	5.2	252
40.41	99	6.6	—
	2,982	3.4	2,111

Of the options outstanding at December 31, 2020, a total of 2,502,339 (2019 – 3,463,098) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in 2020 was $33.78 (2019 – $32.02).

In 2020, the Group recognized a compensation expense of $1.7 million (2019 - $3.3 million) with a corresponding increase to contributed surplus.

On July 27, 2020, the Board of Directors approved the grant of 99,485 stock options under the Company’s stock option plan of which 99,485 were granted to key management personnel. The options vest in equal installments over three years and have a life of seven years. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	July 27, 2020	February 27, 2019
Exercise price	40.41	30.71
Average expected option life	4.5 years	4.5 years
Risk-free interest rate	0.71%	1.88%
Expected stock price volatility*	26.29%	24.30%
Average dividend yield	2.62%	2.72%
Weighted average fair value per option of options granted	6.73	6.74
*	Expected stock price volatility is based on the historical volatility of the Group’s stock over a period commensurate with the expected term of the award.

2020 Annual Report

86	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

21.	Share-based payment arrangements (continued)

Deferred share unit plan for board members (cash-settled)

The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	2020	2019
Balance, beginning of year	348,031	306,042
Board members compensation	29,168	34,144
Paid	(11,512)	—
Dividends paid in units	8,239	7,845
Balance, end of year	373,926	348,031

In 2020, the Group recognized, as a result of DSUs, a compensation expense of $1.1 million (2019 - $1.1 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market loss on DSUs of $6.5 million (2019 – $2.5 million).

As at December 31, 2020, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $19.2 million (2019 - $11.9 million, 2018- $7.9 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

RSUs awarded under the equity incentive plan prior to 2020 will vest in December of the second year from the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Restricted share units

On February 7, 2020, the Company granted a total of 145,218 RSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $32.41 per unit.

The table below summarizes changes to the outstanding RSUs:

	2020		2019
(in thousands of RSUs and in dollars)	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value
Balance, beginning of year	239	28.08	147	24.87
Granted	145	32.41	153	30.70
Reinvested	8	29.74	7	27.45
Settled	(92)	23.75	(59)	26.73
Forfeited	(1)	31.06	(9)	28.66
Balance, end of year	299	31.54	239	28.08

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	87

21.	Share-based payment arrangements (continued)

Performance contingent restricted share unit and performance share unit plans (equity-settled) (continued)

The following table summarizes information about RSUs outstanding and exercisable as at December 31, 2020:

(in thousands of RSUs and in dollars)	RSUs outstanding
Grant date fair value	Number of RSUs	Remaining contractual life (in years)
30.70	152	1.0
32.41	147	2.1
	299	1.5

The weighted average share price at the date of settlement of RSUs vested in 2020 was $53.10 (2019 – $32.80). The excess of the purchase price paid over the carrying value of shares repurchased for settlement of the award, in the amount of $4.5 million (2019 – $1.1 million), was charged to retained earnings as share repurchase premium.

In 2020, the Group recognized, as a result of RSUs, a compensation expense of $3.7 million (2019 - $2.9 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at December 31, 2020, a total of 196,343 (2019 – 155,974) are held by key management personnel.

Performance share units

On February 7, 2020, the Company granted a total of 145,218 PSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the PSUs is determined using the share market price at the date of the grant and reflects the impact of satisfying the market conditions. The share-based compensation expense is recognized, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $32.41 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)	2020
	Number of PSUs	Weighted average grant date fair value
Balance, beginning of period	—	—
Granted	145	32.41
Reinvested	2	32.41
Balance, end of period	147	32.41

The following table summarizes information about PSUs outstanding and exercisable as at December 31, 2020:

(in thousands of PSUs and in dollars)	PSUs outstanding
Grant date fair value	Number of PSUs	Remaining contractual life (in years)
32.41	147	2.1

In 2020, the Group recognized, as a result of PSUs, a compensation expense of $1.6 million with a corresponding increase to contributed surplus.

Of the PSUs outstanding at December 31, 2020, a total of 96,984 are held by key management personnel.

2020 Annual Report

88	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

22.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation expenses. Vehicle operation expenses consists primarily of fuel costs, repairs and maintenance, insurance, permits and operating supplies.

	2020	2019
Independent contractors	1,535,394	1,521,388
Vehicle operation expenses	516,441	613,332
	2,051,835	2,134,720
23.	Personnel expenses
	Note	2020	2019
Short-term employee benefits		857,217	958,619
Contributions to defined contribution plans		7,925	6,153
Current and past service costs related to defined benefit plans	16	528	496
Termination benefits		7,863	5,702
Equity-settled share-based payment transactions	21	7,046	6,227
Cash-settled share-based payment transactions	21	7,606	3,588
		888,185	980,785

In 2020, the Canada Emergency Wage Subsidy (“CEWS”) was established to enable Canadian employers to re-hire workers previously laid off, help prevent further job losses, and to better position themselves to resume normal operations following the COVID-19 pandemic declaration and crisis.

The program has been separated in 4-week claim periods spanning from March 15, 2020 to June 30, 2021. The CEWS for periods prior to July 5, 2020 provides a subsidy of 75% of employee wages to a maximum of CAD $847 (approximately USD $631) per employee per week for eligible Canadian employers. The subsidy available for periods after July 5, 2020 is determined on a sliding scale that is capped at specific rates per period.

To be eligible to receive the wage subsidy, a Canadian employer needs to have sustained a 30% decrease in revenues (15% for the first claim period) as compared to the same period in the previous year or to the average monthly sales recognized in January and February 2020 for the periods prior to July 5, 2020. For the following periods, any drop in qualifying revenues makes an employer entitled to the subsidy, in an amount determined on a sliding scale and in proportion to the decrease in the qualifying revenues.

During 2020, certain legal entities within the Company qualified for the CEWS resulting in a $52.3 million subsidy that is recorded and offset against personnel expenses, presented in short-term employee benefits, in the consolidated statement of income.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	89

24.	Finance income and finance costs

Recognized in income or loss:

Costs (income)	2020	2019*
Interest expense on long-term debt and accretion of deferred financing fees	34,967	43,949
Interest expense on lease liabilities	12,443	13,983
Interest income and accretion on promissory note	(1,051)	(2,285)
Net change in fair value and accretion expense
of contingent considerations	224	199
Net foreign exchange (gain) loss	(1,237)	220
Net change in fair value of interest rate derivatives	(488)	—
Other financial expenses	9,052	6,041
Net finance costs	53,910	62,107
Presented as:
Finance income	(2,776)	(2,285)
Finance costs	56,686	64,392
*

Effective January 1, 2020, the Group presents mark-to-market (gain) loss on DSUs in personnel expenses. Therefore, $2.5 million loss on mark-to-market on DSUs for the year ended December 31, 2019 have been recast to adhere to the newly adopted presentation.

25.	Income tax expense

Income tax recognized in income or loss:

	2020	2019
Current tax expense
Current year	103,080	66,905
Adjustment for prior years	1,092	(2,204)
	104,172	64,701
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(7,536)	8,345
Variation in tax rate	70	(2,370)
Adjustment for prior years	(9,724)	5,860
	(17,190)	11,835
Income tax expense	86,982	76,536

Income tax recognized in other comprehensive income:

	2020			2019
	Before tax	Tax (benefit) expense	Net of tax	Before tax	Tax (benefit) expense	Net of tax
Foreign currency translation differences	21,182	—	21,182	17,476	—	17,476
Defined benefit plan remeasurement gains (losses)	(2,204)	(581)	(1,623)	(1,649)	(421)	(1,228)
Employee benefit	(14)	(4)	(10)	45	14	32
Gain (loss) on net investment hedge	(2,317)	(307)	(2,010)	14,031	1,873	12,158
Loss on cash flow hedge	(488)	(1)	(487)	(10,007)	(2,613)	(7,394)
Change in fair value of investment in equity securities	—	—	—	5,039	679	4,360
Reclassification to retained earnings of accumulated unrealized loss on investment in equity securities	—	—	—	(3,936)	(546)	(3,390)
	16,159	(893)	17,052	20,999	(1,014)	22,014

2020 Annual Report

90	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

25.	Income tax expense (continued)

Reconciliation of effective tax rate:

	2020		2019
Income before income tax		362,657		320,761
Income tax using the Company’s statutory tax rate	26.5%	96,104	26.6%	85,322

Increase (decrease) resulting from:
Rate differential between jurisdictions	-1.2%	(4,452)	-3.0%	(9,623)
Variation in tax rate	0.0%	70	-0.7%	(2,370)
Non deductible expenses	2.4%	8,704	1.1%	3,528
Tax deductions and tax exempt income	-2.8%	(10,176)	-2.2%	(7,057)
Adjustment for prior years	-2.4%	(8,632)	1.1%	3,528
Multi-jurisdiction tax	0.3%	913	1.0%	3,208
Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill	1.2%	4,451	0.0%	—
	24.0%	86,982	23.9%	76,536

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“U.S. Tax Reform”). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023.

The U.S. Tax Reform introduces important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 was disallowed, resulting in a one-time tax expense of $7.3 million in the second quarter of 2020. On July 23, 2020, the U.S. Treasury Department issued final regulations on changes made to the U.S. Tax Reform Bill. It introduces a High-Tax Exception under the Global Intangible Low-taxed Income (GILTI) provisions. A tax benefit relating to 2018 and 2019 was recorded, resulting in a one-time tax recovery of $2.0 million in 2020. For the year ended December 31, 2020, the total impact from these new regulations was $4.5 million following positive adjustments recorded in the fourth quarter of 2020.

26.	Financial instruments and financial risk management

Derivative financial instruments designated as effective cash flow hedge instruments' fair values were as follows:

	December 31, 2020	December 31, 2019	January 1, 2019
Current assets
Interest rate derivatives	—	30	3,980
Non-current assets
Interest rate derivatives	—	—	2,159
Current liabilities
Interest rate derivatives	—	649	—
Non-current liabilities
Interest rate derivatives	—	684	—

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	91

26.	Financial instruments and financial risk management (continued)

As at December 31, 2020 and 2019, the impact to income or loss and other comprehensive income is as follows:

	Finance (loss) income		Other comprehensive (loss) income
	2020	2019	2020	2019
Derivative financial instruments measured at fair value through other comprehensive income:
Interest rate derivatives	(488)	—	488	10,007
	(488)	—	488	10,007

Risks

In the normal course of its operations and through its financial assets and liabilities, the Group is exposed to the following risks:

•	credit risk
•	liquidity risk
•	market risk.

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and processes for managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Group’s management identifies and analyzes the risks faced by the Group, sets appropriate risk limits and controls, and monitors risks and adherence to limits. Risk management is reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Board of Directors has overall responsibility of the Group’s risk management framework. The Board of Directors monitors the Group’s risks through its audit committee. The audit committee reports regularly to the Board of Directors on its activities.

The Group’s audit committee oversees how management monitors and manages the Group’s risks and is assisted in its oversight role by the Group’s internal audit. Internal audit undertakes both regular and ad hoc reviews of risk, the results of which are reported to the audit committee.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from the Group’s trade receivables. The Group grants credit to its customers in the ordinary course of business. Management believes that the credit risk of trade receivables is limited due to the following reasons:

•	There is a broad base of customers with dispersion across different market segments;
•	No single customer accounts for more than 5% of the Group’s revenue;
•	Approximately 94.9% (2019 – 94.2%) of the Group’s trade receivables are not past due or 30 days or less past due;
•	Bad debt expense has been less than 0.1% of consolidated revenues for the last 3 years.

2020 Annual Report

92	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

26.	Financial instruments and financial risk management (continued)

Exposure to credit risk

The Group’s maximum credit exposure corresponds to the carrying amount of the financial assets. The maximum exposure to credit risk at the reporting date was:

	December 31,	December 31,	January 1,
	2020	2019	2019
Trade and other receivables	597,873	452,241	463,075
Promissory note	—	19,105	16,630
Derivative financial assets	—	30	6,140
	597,873	471,376	485,844

Impairment losses

The aging of trade and other receivables at the reporting date was:

	Total	Impairment	Total	Impairment
	2020	2020	2019	2019
Not past due	447,517	224	345,953	—
Past due 1 – 30 days	104,491	1,211	80,642	669
Past due 31 – 60 days	26,601	3,439	17,467	2,008
Past due more than 60 days	30,792	6,654	14,871	4,015
	609,401	11,528	458,933	6,692

The movement in the allowance for expected credit loss in respect of trade and other receivables during the year was as follows:

	2020	2019
Balance, beginning of year	6,692	5,095
Business combinations	4,473	398
Bad debt expenses	2,749	2,161
Amount written off and recoveries	(2,795)	(1,237)
Effect of movements in exchange rates	409	275
Balance, end of year	11,528	6,692
b)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Cash inflows and cash outflows requirements from Group’s entities are monitored closely and separately to ensure the Group optimizes its cash return on investment. Typically, the Group ensures that it has sufficient cash to meet expected operational expenses; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted. The Group monitors its short and medium-term liquidity needs on an ongoing basis using forecasting tools. In addition, the Group maintains revolving facilities, which have $825 million availability at December 31, 2020 (2019 - $466 million) and an additional $196.5 million credit available (CAD $245 million and USD $5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement (2019 - $192.5 million, CAD $245 million and USD $5 million).

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	93

26.	Financial instruments and financial risk management (continued)
b)	Liquidity risk (continued)

The following are the contractual maturities of the financial liabilities, including estimated interest payment:

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
2020
Trade and other payables	468,238	468,238	468,238	—	—	—
Long-term debt	872,544	953,425	65,697	539,317	192,087	156,324
Other financial liability	19,793	11,017	4,016	2,395	1,607	2,999
	1,360,575	1,432,680	537,951	541,712	193,694	159,323

2019
Bank indebtedness	2,927	2,927	2,927	—	—	—
Trade and other payables	341,443	341,443	341,443	—	—	—
Long-term debt	1,343,307	1,508,763	85,255	595,574	666,210	161,725
Derivatives financial liabilities	1,333	1,333	649	342	342	—
Other financial liability	3,984	4,158	2,079	2,079	—	—
	1,692,994	1,858,624	432,352	597,995	666,551	161,725

It is not expected that the contractual cash flows could occur significantly earlier, or at significantly different amounts.

c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Group’s management and it does not use derivatives for speculative purposes.

d)	Currency risk

The Group is exposed to currency risk on financial assets and liabilities, sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. Primarily the Canadian entities are exposed to U.S. dollars and entities having a functional currency other than the Canadian dollars (foreign operations) are not significantly exposed to currency risk. The Group mitigates and manages its future USD cash flow by creating offsetting positions through the use of foreign exchange contracts periodically and USD debt.

To mitigate its financial net liabilities exposure to foreign currency risk related to Canadian entities, the Group designated a portion of its U.S. dollar denominated debt as a hedging item in a net investment hedge.

The Group’s financial assets and liabilities exposure to foreign currency risk related to Canadian entities was as follows based on notional amounts:

	2020	2019
Trade and other receivables	36,250	30,733
Trade and other payables	(2,162)	(2,573)
Long-term debt	(225,393)	(478,566)
Balance sheet exposure	(191,305)	(450,406)
Long-term debt designated as investment hedge	225,000	325,000
Net balance sheet exposure	33,695	(125,406)

2020 Annual Report

94	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

26.	Financial instruments and financial risk management (continued)
d)	Currency risk (continued)

The Group estimates its annual net USD denominated cash flow from operating activities at approximately $280 million (2019 - $330 million). This cash flow is earned evenly throughout the year.

The following exchange rates applied during the year:

	December 31,	December 31,	January 1,
	2020	2019	2019
Average USD for the year ended	1.3415	1.3269	1.2957
Closing USD as at	1.2725	1.2988	1.3642

Sensitivity analysis

A 1-cent increase in the U.S. dollar at the reporting date, assuming all other variables, in particular interest rates, remain constant, would have increased (decreased) equity and income or loss by the amounts shown below. The analysis is performed on the same basis for 2019.

	2020		2019
	1-cent	1-cent	1-cent	1-cent
	Increase	Decrease	Increase	Decrease
Balance sheet exposure	(1,503)	1,503	(3,468)	3,468
Long-term debt designated as investment hedge	1,768	(1,768)	2,502	(2,502)
Net balance sheet exposure	265	(265)	(966)	966

Net impact on change in fair value of foreign exchange derivatives is not significant.

e)	Interest rate risk

The Group’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps.

The Group enters into interest rate swaps designated for cash flow hedges. During 2020, three hedging relationships ended due to the repayment of the hedged items. At December 31, 2020, the Group has no interest rate swaps that hedge variable interest debt set using the 30-day Libor rate (2019 – $325 million). A $0.5 million loss, $0.5 million net of tax, (2019 – $10.0 million loss, $7.4 million net of tax) was recorded on the marking-to-market of the interest rate derivative to other comprehensive income for these cash flow hedges.

Ineffectiveness in hedging stems from differences between the hedged item and hedging instruments with respect to interest rate characteristics, currency, notional values and term. For the year ended December 31, 2020, the derivatives that were designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net income.

At December 31, 2020 and 2019, the interest rate profile of the Group’s carrying amount interest-bearing financial instruments excluding the effects of interest rate derivatives was:

	2020	2019
Fixed rate instruments	419,565	410,618
Variable rate instruments	452,979	932,689
	872,544	1,343,307

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	95

26.	Financial instruments and financial risk management (continued)
e)	Interest rate risk (continued)

The Group’s interest rate derivatives are as follows:

	2020					2019
		Notional		Notional			Notional		Notional
	Average	Contract	Average	Contract	Fair	Average	Contract	Average	Contract	Fair
	B.A.	Amount	Libor	Amount	value	B.A.	Amount	Libor	Amount	value
	rate	CAD	rate	USD	USD	rate	CAD	rate	USD	USD
Coverage period:
Less than 1 year	—	—	—	—	—	0.99%	75,000	1.90%	293,750	(619)
1 to 2 years	—	—	—	—	—	—	—	1.92%	100,000	(342)
2 to 3 years	—	—	—	—	—	—	—	1.92%	100,000	(342)
Liability					—					(1,303)
Presented as:
Current assets					—					30
Current liabilities					—					(649)
Non-current liabilities					—					(684)

The fair value of the interest rate swaps has been estimated using industry standard valuation models which use rates published on financial capital markets, adjusted for credit risk.

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial liabilities at fair value through income or loss. Therefore a change in interest rates at the reporting date would not affect income or loss.

Cash flow sensitivity analysis for variable rate instruments

A 1% change in interest rates at the reporting date would have increased (decreased) equity and net income or net loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2019.

	2020		2019
	1% increase	1% decrease	1% increase	1% decrease
Interest on variable rate instrument	(3,311)	3,311	(4,455)	4,455

Impact on instruments used in cash flow hedge:

	2020		2019
	1% increase	1% decrease	1% increase	1% decrease
Interest on variable rate instrument	—	—	(2,577)	2,577
Interest on interest rate swaps	—	—	2,577	(2,577)
	—	—	—	—

Net impact on change in fair value of interest rate swaps is not significant.

f)	Capital management

For the purposes of capital management, capital consists of share capital and retained earnings of the Group. The Group's objectives when managing capital are:

•	To ensure proper capital investment in order to provide stability and competitiveness to its operations;
•	To ensure sufficient liquidity to pursue its growth strategy and undertake selective acquisitions;
•	To maintain an appropriate debt level so that there are no financial constraints on the use of capital; and
•	To maintain investors, creditors and market confidence.

2020 Annual Report

96	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

26.	Financial instruments and financial risk management (continued)
f)	Capital management (continued)

The Group seeks to maintain a balance between the highest returns that might be possible with higher level of borrowings and the advantages and security by a sound capital position.

The Group monitors its long-term debt using the ratios below to maintain an appropriate debt level. The Group’s debt-to-equity and debt-to-capitalization ratios are as follows:

	2020	2019
Long-term debt	872,544	1,343,307
Shareholders' equity	1,790,177	1,159,292
Debt-to-equity ratio	0.49	1.16
Debt-to-capitalization ratio[1]	0.33	0.54
[1]	Long-term debt divided by the sum of shareholders' equity and long-term debt.

There were no changes in the Group’s approach to capital management during the year.

The Group’s credit facility agreement requires monitoring two ratios on a quarterly basis. The first is a ratio of total debt plus letters of credit and some other long-term liabilities to net income or loss from continuing operations before finance income and costs, income tax expense (recovery), depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets (“Adjusted EBITDA”). The second is a ratio of adjusted earnings before interest, income taxes, depreciation and amortization and rent expense (“EBITDAR”), and, including last twelve months adjusted EBITDAR from acquisitions to interest and net rent expenses. These ratios are measured on a consolidated last twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of IFRS 16. These ratios must be kept below a certain threshold so as not to breach a covenant in the Group’s syndicated bank. At December 31, 2020 and 2019, the Group was in compliance with its financial covenants.

Management believes that the Group has sufficient liquidity to continue both its operations as well as its acquisition strategy.

Upon maturity of the Group’s long-term debt, the Group’s management and its Board of Directors will assess if the long-term debt should be renewed at its original value, increased or decreased based on the then required capital need, credit availability and future interest rates.

TFI International

YEARS ENDED DECEMBER 31, 2020 AND 2019 (Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	97

26.	Financial instruments and financial risk management (continued)
g)	Accounting classification and fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statements of financial position, are as follows:

	December 31, 2020		December 31, 2019		January 1, 2019
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
Financial assets
Assets carried at fair value
Derivative financial instruments	—	—	30	30	6,139	6,139
Investment in equity securities	9,727	9,727	1,071	1,071	1,098	1,098
Assets carried at amortized cost
Trade and other receivables	597,873	597,873	452,241	452,241	463,075	463,075
Promissory note	—	—	19,105	19,105	16,630	16,630
	607,600	607,600	472,447	472,447	486,942	486,942

Financial liabilities
Liabilities carried at fair value
Derivative financial instruments	—	—	1,333	1,333	—	—
Other financial liability	26,730	26,730	4,853	4,853	5,775	5,775
Liabilities carried at amortized cost
Bank indebtedness	—	—	2,927	2,927	9,041	9,041
Trade and other payables	468,238	468,238	341,443	341,443	348,618	348,618
Long-term debt	872,544	876,829	1,343,307	1,346,286	1,161,430	1,207,408
	1,367,512	1,371,797	1,693,863	1,696,842	1,524,864	1,570,842

Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at December 31 plus an adequate credit spread, and were as follows:

	2020	2019
Long-term debt	2.5%	3.3%

Fair value hierarchy

Group’s financial assets and liabilities recorded at fair value on a recurring basis are investment in equity securities and the derivative financial instruments discussed above. Investment in equity securities is measured using level-3 inputs of the fair value hierarchy and derivative financial instruments are measured using level-2 inputs.

The fair value of the promissory note represents the present value of the future cash flows, based on the interest rate of the note, discounted by the company specific rate of the counterparty of the note. The company specific rate is comprised of a risk-free market rate and a company specific premium based on their risk profile. The counterparty to the note is GFL, a private company, for which limited publicly available information exists. At the issuance of the promissory note, the fair value was established using public information on the source of funding to acquire the Waste Management segment. Subsequent to the initial measurement, adjustments to the company risk premium are made based on the analysis of published financial information and on significant macro environmental factors impacting their segment. The risk-free market rate is publicly available.

2020 Annual Report

98	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	YEARS ENDED DECEMBER 31, 2020 AND 2019
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted.)

27.	Contingencies, letters of credit and other commitments
a)	Contingencies

There are pending operational and personnel related claims against the Group. In the opinion of management, these claims are adequately provided for in long-term provisions on the consolidated statements of financial position and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at December 31, 2020, the Group had $29.5 million of outstanding letters of credit (2019 - $32.1 million).

c)	Other commitments

As at December 31, 2020, the Group had $117.1 million of purchase commitments (2019 – $27.1 million) and $44.1 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (2019 – $9.0 million).

28.	Related parties

Parent and ultimate controlling party

There is no single ultimate controlling party. The shares of the Company are widely held.

Transactions with key management personnel

Board members of the Company, executive officers and top managers of major Group’s entities are deemed to be key management personnel. There were no other transactions with key management personnel other than their respective compensation.

Key management personnel compensation

In addition to their salaries, the Company also provides non-cash benefits to board members and executive officers.

Executive officers also participate in the Company’s stock option and performance contingent restricted share unit and performance share unit plans and board members are entitled to deferred share units, as described in note 21. Costs incurred for key management personnel in relation to these plans are detailed below.

Key management personnel compensation comprised:

	2020	2019
Short-term benefits	13,906	11,244
Post-employment benefits	704	645
Equity-settled share-based payment transactions	4,627	3,700
Cash-settled share-based payment transactions	1,086	1,107
	20,323	16,696
29.	Subsequent events

The Company has signed a definitive agreement to acquire UPS Freight, the Less-Than-Truckload and dedicated truckload divisions of United Parcel Service, Inc. for $800 million on a cash-free, debt-free basis before working capital and other adjustments, which is expected to close in the second quarter of 2021 subject to customary closing conditions including regulatory approvals.

On January 13, 2021, the Company received $500 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing interest between 3.15% and 3.50%.

On January 29, 2021, the Company acquired Fleetway Transport Inc. for $21 million.

TFI International

CORPORATE

INFORMATION

EXECUTIVE OFFICE

96 Disco Road

Etobicoke, Ontario M9W 0A3

Telephone: 647 725-4500

HEAD OFFICE

8801 Trans-Canada Highway, Suite 500

Montreal, Quebec H4S 1Z6

Telephone: 514 331-4000

Fax: 514 337-4200

Web site: www.tfiintl.com

E-mail: administration@tfiintl.com

AUDITORS

KPMG LLP

STOCK EXCHANGE LISTING

TFI International Inc. shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.

FINANCIAL INSTITUTIONS

National Bank of Canada

Royal Bank of Canada

Bank of America, N.A.

Bank of Montreal

The Bank of Nova Scotia

Fédération des Caisses Desjardins du Québec

The Toronto Dominion Bank

JPMorgan Chase Bank N.A.

MUFG Bank Ltd.

Canadian Imperial Bank of Commerce

PNC Bank

Wells Fargo Bank, N.A.

Alberta Treasury Branches

Export Development Canada

Fonds de solidarité FTQ

Prudential Financial, Inc.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

100 University Avenue, 8th floor

Toronto, Ontario M5J 2Y1

Canada and the United States

Telephone: 1 800 564-6253

Fax: 1 888 453-0330

International

Telephone: 514 982-7800

Fax: 416 263-9394

Computershare Trust Company, N.A.

Co-Transfer Agent (U.S.)

ANNUAL MEETING OF SHAREHOLDERS

Tuesday, April 27, 2021 at 1:30 p.m.

Details to be confirmed at a later date at: www.tfiintl.com/en/news/

Si vous désirez recevoir la version française de ce rapport, veuillez écrire au secrétaire de la société : 8801, route Transcanadienne, bureau 500 Montréal (Québec) H4S 1Z6

www.tfiintl.com